As filed with the Securities and Exchange Commission on January 2, 2002
Registration No. 811-8174

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM N-8B-2

REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
WHICH ARE CURRENTLY ISSUING SECURITIES

Pursuant to Section 8(b) of the Investment Company Act of 1940

LB VARIABLE INSURANCE ACCOUNT I
(Name of Unit Investment Trust)

[ ]  Not the issuer of periodic payment plan certificates.
[X]  Issuer of periodic payment plan certificates.

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 485(b) under the Securities Act of 1933.

This filing is made pursuant to Rule 6c-3 and 6e-3(T) under the Investment Company Act of 1940. The registrant elects to be governed by Rule 6e-3(T)(13)(i)(A) under the Investment Company Act of 1940 with respect to the Contract described in the registration statement.

Notice regarding Post-Effective Amendment No. 1 to Form N-8B-2:

This amendment is filed for the sole purpose of reflecting the change in the Depositor and Custodian of Registrant and accordingly amends items 2, 3, 5, 48, 50, 51, and 53 as indicated herein. Current information regarding all other items in Parts I, II, III, IV, VII, and VIII of Form N-8B-2 is contained in Form S-6 filed concurrently herewith, as referenced in the Reconciliation and Tie contained in Form S-6.

I.       ORGANIZATION AND GENERAL INFORMATION

         1.       (a)      Furnish name of the trust and the Internal Revenue Service Employer
                           Identification Number.

                           LB Variable Insurance Account I (the "Variable Account").
                           The Account has no employer identification number.

                  (b)      Furnish title of each class or series of securities issued by the trust.

                           Flexible premium variable life insurance contracts (the "Contracts ").

         2.       Furnish  name and  principal  business  address and Zip Code and the Internal  Revenue  Service
                  Employer Identification Number of each depositor of the trust.

                  Aid Association for Lutherans ("AAL")
                  625 Fourth Avenue South
                  Minneapolis, Minnesota  55415

                  Internal Revenue Service Employer
                  Identification No.  39-0123480

         3.       Furnish  name and  principal  business  address and Zip Code and the Internal  Revenue  Service
                  Employer  Identification  Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

                  AAL is the  custodian  of the  trust.  See the  answer  to Item 2 for  the  principal  business address, Zip Code and the Internal Revenue Service Employer Identification Number of AAL.

         4.       Furnish  name and  principal  business  address and Zip Code and the Internal  Revenue  Service
                  Employer   Identification  Number  of  each  principal   underwriter   currently   distributing
                  securities of the trust.

                  Sale of the Contracts has not yet commenced.  Lutheran  Brotherhood  Securities Corp.  ("LBSC")
                  will act as principal  underwriter  of the Contracts  for the Variable  Account at such time as their  distribution  commences.  LBSC's  principal  business  address,  Zip Code  and  Internal
                  Revenue Service Employer Identification Number are:

                           625 Fourth Avenue South
                           Minneapolis, Minnesota  55415
                           Internal Revenue Service Employer
                           Identification No. 25-1200088

         5.       Furnish name of state or other  sovereign  power,  the laws of which govern with respect to the organization of the trust.

                  Wisconsin

         6.       (a)      Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

                           There is no such  indenture or agreement.  The Variable  Account was organized and the
                           Contracts will be issued pursuant to resolutions  adopted by the Board of Directors of
                           LB on May 8,  1993, which  resolutions will continue in effect until terminated by the
                           Board of Directors of LB.

                  (b)      Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

                           There is no such indenture or agreement.

         7.       Furnish in  chronological  order the following  information with respect to each change of name of the trust since January 1, 1980.  If the name has never been changed, so state.

                  The name of the Variable Account has never been changed.

         8.       State the date on which the fiscal year of the trust ends.

                  December 31

                  Material Litigation

         9.       Furnish a description of any pending legal  proceedings,  material with respect to the security holders of the trust by reason of the nature of the claim or the amount  thereof,  to which the trust,  the  depositor,  or the principal  underwriter is a party or of which the assets of the trust are the subject,  including the substance of the claims  involved in such  proceeding and the  title  of the  proceeding.  Furnish  a  similar  statement  with  respect  to any  pending administrative  proceeding  commenced by a  governmental  authority or any such  proceeding  or
                  legal  proceeding  known  to  be  contemplated  by  a  governmental   authority.   Include  any
                  proceeding which,  although  immaterial  itself, is representative of, or one of, a group which in the aggregate is material.

                  No legal or  administrative  proceedings  material with respect to the security  holders of the
                  Variable  Account  are  pending  to which  the  Account,  LB or LBSC is a party or of which the assets of the Account are the subject.

II.      GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

         General Information Concerning the Securities of the Trust and the Rights of Holders.

         10.      Furnish a brief  statement  with respect to the  following  matters for each class or series of securities issued by the trust.

                  (a)      Whether the securities are of the registered type or bearer.

                           Registered type

                  (b)      Whether the securities are of the cumulative or distributive type.

                           Cumulative

                  (c)      The rights of security holders with respect to withdrawal or redemption.

                           In hereinafter  describing the Contracts  herein,  the following  terms shall have the following meanings:

                           Accumulated  Value.  The total  amount of value held under a Contract  at any time.  A
                           Contract's  Accumulated  Value will reflect the  investment  performance of the chosen
                           Subaccounts of the Variable  Account,  any Net Premiums paid, any partial  surrenders, any loans,  any loan repayments,  any loan interest paid or credited,  and any charges assessed in connection  with the Contract.  The  Accumulated  Value is relevant to the continuation of the Contract,  to Cash Surrender Value (which determines various other rights under the Contract),  to determining  the amount  available for Contract loans, and  for  computation  of  cost-of-insurance  charges,  and  may  be  relevant  to the computation of Death Benefits.  The  Accumulated  Value should be  distinguished  from the Cash Surrender  Value.  The Accumulated  Value,  unlike the Cash Surrender  Value, does not take into account any Decrease Charge or Contract Debt.

                           Attained Age.  During the first  Contract  Year, the age of the Insured on the Date of
                           Issue, and then,  during each succeeding  Contract Year, the age of the Insured on the last Contract Anniversary.

                           Beneficiary.  The  Beneficiary  designated  by the  applicant in the  application.  If changed,  the  Beneficiary  is as shown in the  latest  change  filed  with LB.  If no
                           Beneficiary  survives and unless otherwise provided,  the Insured's estate will be the
                           Beneficiary.

                           Cash Surrender  Value.  The Accumulated  Value less any Contract Debt and any Decrease
                           Charge.  The Cash Surrender  Value is relevant to  continuation of the Contract and to determining the amount available upon partial or total  surrender.  The Cash Surrender
                           Value should be distinguished from the Accumulated Value.

                           CDSC  Premium.  An annual  premium  amount  determined  by LB and used  solely for the purpose of calculating the maximum  Contingent  Deferred Sales Charge.  See definition of "Contingent  Deferred  Sales Charge"  below.  The CDSC Premium is an annual premium amount  determined by LB on the same basis as the Death Benefit Guarantee Premium (see definition of "Death Benefit Guarantee Premium" below),  except that the CDSC Premium, unlike the Death Benefit Guarantee Premium,  will not take into account any additional charge  for an Insured  in a  substandard  premium  class,  any charge for  additional insurance  benefits added by rider, the basic monthly  administrative  charge of $4.00 per month, or any premium processing  charge.  The maximum  Contingent  Deferred Sales
                           Charge based on the  applicable  CDSC Premium (which will initially be 25% of the CDSC
                           Premium  and will  then  reduce  as  described  under the  definition  of  "Contingent
                           Deferred  Sales  Charge"  below)  will be  shown  in the  Contract.  A  separate  CDSC
                           Premium,  calculated in a similar manner,  will apply for any increase in Face Amount.
                           Even  though the Death  Benefit  Guarantee  Premium may change  after  issuance of the
                           Contract,  once the CDSC  Premium  is  determined  for  purposes  of  calculating  the
                           Contingent  Deferred  Sales Charge on the initial Face Amount or on any  increase,  as the case may be, the CDSC Premium will not change.

                           Contingent  Deferred  Sales Charge.  A contingent  deferred sales charge to compensate
                           LB for the cost of selling the Contract,  including sales commissions, the printing of prospectuses  and sales  literature,  and advertising.  The Contingent  Deferred Sales
                           Charge will be imposed if the Contract is  surrendered  or lapses,  or will be imposed in part if the Contract Owner requests a decrease in Face Amount,  in each case at any time  before the tenth  Contract  Anniversary.  The maximum  amount of the  Contingent
                           Deferred  Sales Charge is  determined  at Contract  issuance.  This maximum  charge is
                           then  reduced  on  each  Monthly   Anniversary   commencing  with  the  first  Monthly
                           Anniversary  after  the fifth  Contract  Anniversary,  so that at the  tenth  Contract
                           Anniversary it reaches zero. The maximum  Contingent  Deferred Sales Charge will be an amount equal to 25% of premiums paid during the first  Contract  Year, up to a maximum charge of 25% of the annualized  initial Death Benefit Guarantee  Premium.  A separate
                           Contingent  Deferred  Sales  Charge will also be  calculated,  and then reduced over a ten-year  period,  in a similar manner upon a requested  increase in Face Amount.  The sum of the  Contingent  Deferred Sales Charge and the Deferred  Administrative  Charge
                           equals the Decrease Charge.

                           Contract.  The flexible  premium  variable life insurance  contract  offered by LB and described herein.

                           Contract Anniversary.  The same date in each succeeding year as the Date of Issue.

                           Contract  Date.  The latest of (i) the Date of Issue;  (ii) the date LB  receives  the first  premium  payment on the Contract at its Home  Office;  and (iii) any other date mutually  agreed upon by LB and the Contract  Owner.  The Contract Date is the date on which the initial Net Premium payment(s) will be allocated to the Variable Account.

                           Contract  Month.  The  period  from one  Monthly  Anniversary  to the next.  The first
                           Contract  Month  will be the period  beginning  on the Date of Issue and ending on the first Monthly Anniversary.

                           Contract Owner.  The Insured,  unless otherwise  designated in the  application.  If a
                           Contract has been  absolutely  assigned,  the assignee  becomes the Contract  Owner. A collateral assignee is not the Contract Owner.

                           Contract  Year.  The  period  from one  Contract  Anniversary  to the next.  The first
                           Contract  Year will be the  period  beginning  on the Date of Issue and  ending on the first Contract Anniversary.

                           Date of Issue.  The date  shown in the  Contract  that is used to  determine  Contract
                           Anniversaries,  Monthly  Anniversaries,  Contract Years and Contract  Months,  each of which  is  measured  from  the  Date of  Issue.  Contract  Years  will  be  calculated differently for Contracts that lapse and are reinstated.

                           Death  Benefit.  The amount  calculated  under the  applicable  Death  Benefit  Option
                           (Option A or  Option  B).  The Death  Benefit  should be  distinguished  from the cash proceeds  payable  on the  Insured's  death,  which  will be the  Death  Benefit  less
                           Contract Death and any unpaid Monthly Deductions.

                           Death  Benefit  Guarantee.  A feature of the  Contract  guaranteeing  that even if the
                           Cash  Surrender  Value is less than the Monthly  Deduction the Contract will not lapse before the later of (a) the  Insured's  Attained Age 71 and (b) a specified  number of years after the Date of Issue that is shown in the  Contract  (which will be between 6 and 31 years,  depending upon the Insured's Attained Age at issue), if on each Monthly
                           Anniversary the total  cumulative  premiums paid under the Contract,  less any partial surrenders and Contract Debt,  equal or exceed the sum of the Death Benefit  Guarantee
                           Premiums on each Monthly  Anniversary  since the issuance of the  Contract.  The Death
                           Benefit Guarantee  terminates  immediately when these cumulative premium  requirements are not satisfied,  subject to a limited right of reinstatement  that extends until 31 days  after  notice  of  termination  is sent by LB.  As  long  as the  Death  Benefit
                           Guarantee  applies,  the Contract will not lapse even if the Cash  Surrender  Value is less than the Monthly Deduction.

                           Death Benefit Guarantee Premium.  A monthly premium amount initially  specified in the
                           Contract and  determined by LB. The Death Benefit  Guarantee  Premium  determines  the payments  required  to  maintain  the  Death  Benefit  Guarantee.  The  Death  Benefit
                           Guarantee Premium may change as the result of Contract changes.

                           Death  Benefit  Option.  Either  of two  death  benefit  options  available  under the
                           Contract (Option A and Option B).

                           Death  Benefit  Option  A.  One of two  Death  Benefit  Options  available  under  the
                           Contract.  Under this option,  the Death Benefit is the greater of (a) the Face Amount plus the  Accumulated  Value and (b) the applicable  percentage of  Accumulated  Value
                           (with the Accumulated  Value in each case being determined on the Valuation Date on or next following the date of the Insured's death).

                           Death  Benefit  Option  B.  One of two  Death  Benefit  Options  available  under  the
                           Contract.  Under this option,  the Death Benefit is the greater of (a) the Face Amount and (b) the  applicable  percentage of  Accumulated  Value on the Valuation Date on or
                           next following the date of the Insured's death.

                           Debt. The sum of all unpaid  Contract loans  (including any unpaid loan interest added to the loan balance)  outstanding on a relevant date,  less any unearned  prepaid loan interest.

                           Decrease Charge. A contingent  deferred  Contract charge  consisting of the Contingent
                           Deferred Sales Charge and the Deferred  Administrative  Charge. The Decrease Charge is
                           deducted from the  Subaccounts  of the Variable  Account and paid to LB only upon full lapse or  surrender  of the  Contract,  or in part upon a  requested  decrease in Face
                           Amount.  A separate  amount of Decrease  Charge is  determined  for the  initial  Face
                           Amount and for each  requested  increase  in Face  Amount.  Even  though the  Decrease
                           Charge is deducted from the  Subaccounts  of the Variable  Account and paid to LB only upon full lapse or surrender of the Contract,  or in part upon a requested decrease in
                           Face Amount,  the Decrease  Charge will be taken into account in determining  the Cash
                           Surrender  Value  (that is,  the  Accumulated  Value  less any  Contract  Debt and any
                           Decrease Charge), which determines various other rights under the Contract.

                           Deferred  Administrative Charge. A deferred  administrative charge to reimburse LB for
                           administrative   expenses   incurred   in   issuing   the   Contract.   The   Deferred
                           Administrative  Charge will be imposed if the Contract is  surrendered  or lapses,  or will be imposed in part if the Contract  Owner requests a decrease in the Face Amount, in each case at any time before the tenth  Contract  Anniversary.  The maximum  amount of the  Deferred  Administrative  Charge is  determined  at  contract  issuance.  This maximum charge is then reduced on each Monthly  Anniversary  commencing with the first
                           Monthly  Anniversary  so that at the tenth  Contract  Anniversary  it reaches zero. In general,  the maximum Deferred  Administrative  Charge will equal an amount per $1,000 of Face Amount  based upon the initial  Face  Amount,  the  Insured's  Attained Age at
                           Contract issuance,  and, except for Insureds with an Attained Age at Contract issuance under  20,  upon  whether  the  Insured  is  a  smoker  or  non-smoker.  The  Deferred
                           Administrative  Charge will be lower for Contracts have a Face Amount at issuance that equals or exceeds  $250,000.  The  Deferred  Administrative  Charge is, in effect,  an acceleration  of the  Initial  Monthly  Administrative  Charge.  A  separate  Deferred
                           Administrative  Charge  will also be  calculated,  and then  reduced  over a  ten-year period, in a similar manner upon a requested  increase in Face Amount.  The sum of the
                           Deferred  Administrative  Charge and the  Contingent  Deferred Sales Charge equals the
                           Decrease Charge.

                           Face  Amount.  The minimum  Death  Benefit  under the Contract as long as the Contract remains in force.  The Face Amount will be specified in the Contract.

                           Free Look Period.  A period  which  follows the  application  for the Contract and its issuance  to the  Contract  Owner  (the  "initial  Free Look  Period")  and which also follows any  application  for and approval of an increase in Face  Amount.  The period runs to the latest of (a) 45 days after Part I of the  Application  is signed,  (b) 10 days after the Contract Owner receives the Contract,  or a Contract supplement showing an  increase  in Face  Amount,  as the case may be,  and (c) 10 days after LB mails or personally  delivers a notice of withdrawal  right to the Contract  Owner.  During the initial  Free Look Period,  the  Contract  Owner may cancel the Contract and receive a refund.  During a Free Look Period  that  applies  following  a requested  increase in
                           Face  Amount,  the  Contract  Owner has a right to cancel the  increase in Face Amount and, in effect,  receive a credit or refund of charges and deductions  attributable to such increase.

                           Fund.  LBVIP Series Fund, Inc.

                           General  Account.  The assets of LB other than those allocated to the Variable Account or any other separate account.

                           Home Office. LB's office at 625 Fourth Avenue South,  Minneapolis,  Minnesota 55415 or
                           such other office as LB shall specify in a notice to the Contract Owner.

                           Initial Monthly  Administrative  Charge. An initial monthly  administrative  charge to reimburse  LB for  administrative  expenses  incurred  in issuing  the  Contract.  The
                           Initial  Monthly  Administrative  Charge  will be  deducted  as part of the  first 120
                           Monthly  Deductions.  The  amount  of the  Initial  Monthly  Administrative  Charge is determined  at Contract  issuance.  In general,  the  Initial  Monthly  Administrative
                           Charge  will equal an amount per $1,000 of Face  Amount  based upon the  initial  Face
                           Amount,  the Insured's  Attained Age at Contract  issuance,  and,  except for Insureds with an Attained  Age at  Contract  issuance  under 20, upon  whether the Insured is a smoker or  non-smoker.  The Initial  Monthly  Administrative  Charge will be lower for
                           Contracts  having a Face  Amount at  issuance  that  equals  or  exceeds  $250,000.  A separate  Initial Monthly  Administrative  Charge will also be calculated in a similar manner upon a requested  increase in Face Amount or the issuance of a rider  providing additional  insurance  benefits on the  Insured's  spouse.  In general,  the  Deferred
                           Administrative  Charge  included  in the  Decrease  Charge,  which is  imposed  upon a surrender  or lapse of the  Contract  or in part  upon a  requested  decrease  in Face
                           Amount, is, in effect, an acceleration of the Initial Monthly Administrative Charge.

                           Insured.  The person upon whose life the Contract is issued.

                           Loan Account.  The funds  transferred  from the  Subaccount(s) of the Variable Account to LB's General Account as security for Contract loans.

                           Lutheran  Brotherhood.  Lutheran  Brotherhood  ("LB"),  a  fraternal  benefit  society organized  under the laws of the State of Minnesota  and owned by and operated for its members.

                           Maturity  Date.  The Contract  Anniversary  on or next  following the  Insured's  96th birthday.

                           Minimum Conditional  Insurance Premium.  The minimum premium required to put temporary insurance  coverage  into  effect on a  conditional  basis.  The  Minimum  Conditional
                           Insurance  Premium will equal three initial Death Benefit Guarantee  Premiums,  or, in the case of automatic  monthly  payment  plans,  two initial Death  Benefit  Guarantee
                           Premiums.

                           Minimum Contract  Issuance  Premium.  The minimum premium required for issuance of the
                           Contract.  The Minimum  Contract  Issuance  Premium  will equal the initial  Scheduled
                           Premium  selected by the Contract  Owner (e.g.,  the  quarterly,  semiannual or annual premium payment  selected by the Contract Owner) or, in the case of automatic  monthly payment  plans,  the  greater  of the  Minimum  Conditional  Insurance  Premium or the
                           initial Scheduled Premium.

                           Minimum  Face  Amount.  The minimum  Face Amount for a Contract at issuance  and after any  decrease in Face Amount.  The Minimum  Face Amount at issue is currently  $50,000 for  Insureds  with an  Attained  Age of 20  through  49,  and  $25,000  for all other
                           Insureds.  After issuance of the Contract,  the Minimum Face Amount at issue continues to apply to the  Contract  except  that if a  Contract  has a Minimum  Face  Amount of
                           $50,000 the Minimum Face Amount will be reduced to $25,000  after the Insured  reaches
                           Attained  Age 50. LB  reserves  the right to specify a different  Minimum  Face Amount for Contracts issued in the future.

                           Monthly Anniversary.  The same date in each succeeding month as the Date of Issue.

                           Monthly  Deduction.  Monthly  charges  deducted  from  the  Accumulated  Value  of the
                           Contract.  These  charges  include  the  cost-of-insurance  charge;  a  basic  monthly administrative  charge ($4.00 per month); the Initial Monthly  Administrative  Charge;
                           and charges for additional insurance benefits.

                           Net Premium.  The premium paid less the Premium Expense Charges.

                           Planned  Annual  Premium.  The  initial  Scheduled  Premium  under the  Contract on an annualized  basis as selected by the Contract Owner at the time of issue.  The Planned
                           Annual Premium will be shown in the Contract.

                           Premium  Expense  Charges.  An  amount  deducted  from  each  premium  payment,  which consists of a sales charge of 5% of each  premium  payment;  and a premium  processing charge of $1.00 per premium payment ($.50 for automatic  payment  plans).  LB reserves the right to  increase  the premium  processing  charge in the future to an amount not exceeding $2.00 per premium payment ($1.00 for automatic payment plans).

                           Scheduled  Premium(s).  The  scheduled  periodic  premium  payments  selected  by  the
                           Contract  Owner.  This  premium  payment can be changed by the  Contract  Owner at any time.  Scheduled  Premiums are relevant only in determining  how much a Contract Owner will be billed periodically and determining the Minimum Contract Issuance Premium.

                           Subaccount.   A  subdivision  of  the  Variable  Account.   Each  Subaccount   invests
                           exclusively in the shares of a corresponding portfolio of the Fund.

                           Unit.  The measure by which the value of the  Contract's  interest in each  Subaccount is determined.

                           Unit  Value.  The value of each Unit  representing  the  Contract's  interest  in each
                           Subaccount.

                           Valuation  Date.  Each day the New York Stock  Exchange  is open for  trading  and any other day on which there is  sufficient  trading in the  securities  of a portfolio of the Fund to affect  materially the Unit Value in the  corresponding  Subaccount of the
                           Variable  Account,  in each  case  excluding  the day after  Thanksgiving  and the day before Christmas.

                           Valuation  Period.  The period commencing at the close of business of a Valuation Date and ending at the close of business of the next Valuation Date.

                           Variable  Account.  LB Variable  Insurance  Account I, which is a separate  account of
                           LB.  The Subaccounts are subdivisions of the Variable Account.

                           Written  Notice.  A written request signed by the Contract Owner and received by LB at its Home Office.

                           Free Look Privileges.  The Contract  provides for two types of "free look" privileges, one after  the  application  and  issuance  of the  Contract  and the other  after any increase in Face Amount.

                                    Free Look for  Contract.  The  Contract  provides  for an  initial  Free Look
                                    Period.  The  Contract  Owner may  cancel the  Contract  within 45 days after
                                    Part I of the  Application  is signed,  or within 10 days after the  Contract
                                    Owner  receives the Contract,  or within 10 days after LB mails or personally delivers a notice of  withdrawal  right  (whichever  is latest).  Upon giving
                                    notice  of   cancellation   and  returning  the  Contract  (if  it  has  been
                                    delivered),  the Contract Owner will receive a refund equal to the sum of (i)
                                    the  Accumulated  Value (as of the date the returned  Contract is received by
                                    LB at its Home Office or by the LB representative  from whom the Contract was purchased),  without any  deduction  of the  Decrease  Charge,  plus (ii) the amount of any Premium  Expense  Charges,  plus (iii) any  Monthly  Deductions charged  against the Contract's  Accumulated  Value,  plus (iv) any Mortality and Expense  Risk  Charges  deducted  from the value of the net assets of the
                                    Variable  Account  attributable  to the Contract,  plus (v) the advisory fees and Fund  expenses  charged by the Fund  against  net asset value in the Fund
                                    Portfolios   attributable  to  the  Contract's  value  in  the  corresponding
                                    Subaccount(s)  of the  Variable  Account.  When  required  by state law,  the refund will equal the sum of all premiums paid on the Contract.

                                    Free Look for  Increase in Face  Amount.  Any increase in Face Amount is also subject to a "free look"  privilege.  During the Free Look Period -- a period that runs until the latest of 45 days  after  Part I of the  application  for increase is signed,  or 10 days after the Contract  Owner receives a Contract supplement for the increase in the Face Amount,  or 10 days after LB mails or personally  delivers a notice of withdrawal  right  describing this free look privilege  -- the  Contract  Owner may request that LB cancel the increase in
                                    Face Amount.  Upon  requesting  cancellation  of the  increase,  the Contract
                                    Owner  will  receive a  refund,  if he or she so  requests,  or  otherwise  a
                                    restoration  of  the  Contract's   Accumulated   Value  allocated  among  the
                                    Subaccount(s) of the Variable  Account as if it were a Net Premium,  equal to
                                    all  Monthly   Deductions   attributable  to  the  increase  in  Face  Amount
                                    (including  rider costs  arising  from the  increase).  This refund or credit
                                    will  be  made  within   seven  days  after  LB  receives   the  request  for
                                    cancellation on the appropriate  form. In addition,  the Decrease Charge will be adjusted,  if necessary,  so that it will be as though no increase in Face
                                    Amount had  occurred.  The notice of  withdrawal  right upon an  increase  in
                                    Face Amount will include a statement  of the increase in the Decrease  Charge and of the Initial  Monthly  Administrative  Charge  (included in the Monthly
                                    Deduction)  attributable  to the increase in Face  Amount,  as well as a form for requesting cancellation of the increase during the Free Look Period.

                                    Net  Premiums  paid after an increase in Face Amount will be allocated to the
                                    Subaccount(s)  of the  Variable  Account and will not be  refunded  following cancellation  of the  increase.  Contract  Owners who  request an increase in
                                    Face Amount  should  consider  this in  deciding  whether to make any premium payments during the Free Look Period for the increase.

                           Surrender  Privileges.  At any time before the earlier of the death of the Insured and the Maturity Date, the Contract Owner may partially or totally  surrender the Contract by sending  Written Notice to LB. The Cash Surrender  Value will equal the Accumulated
                           Value less any Contract Debt and any Decrease  Charge.  A Contract  Owner may elect to have the amount paid in cash or under a settlement option.

                                    Full  Surrender.  If the Contract is fully  surrendered,  the Contract  Owner will be paid the Cash  Surrender  Value of the Contract  determined as of the date a Written Notice  requesting  surrender is received by LB (or as of such later date as the Contract  Owner shall specify in the Written  Notice),  or, if this date is not a Valuation  Date, the next following  Valuation Date. To surrender  the Contract  fully,  the  Contract  must be delivered to LB along with the Written Notice requesting surrender.

                                    Partial  Surrender.  The Contract may be  surrendered in part for any amount, as long as the amount of the partial  surrender  is at least $500 and as long as the  remaining  Cash  Surrender  Value is not less than $500 (in each case with the Cash Surrender  Value being  determined on the day Written Notice is received  by LB,  or if this is not a  Valuation  Date,  the  next  following
                                    Valuation   Date).   The  amount   surrendered  will  be  deducted  from  the
                                    Subaccount(s)  of the  Variable  Account  in the  same  proportion  that  the
                                    Contract Owner's  Accumulated Value in the respective  Subaccount(s) bears to the Contract's  total  Accumulated  Value in the  Subaccount(s)  at that time
                                    (the  Contract  Owner  may  select a  different  deduction  basis  with  LB's approval).  A  surrender  charge  of  $25  or 2%  of  the  amount  withdrawn, whichever is less, will be deducted by LB from the amount withdrawn.

                                    Effect of Partial  Surrenders  on Face  Amount and Death  Benefit.  A partial surrender  will always  decrease the Death  Benefit and may also decrease the
                                    Face Amount.  As described  below,  the effect of a partial  surrender on the
                                    Death Benefit and the Face Amount may vary  depending  upon the Death Benefit
                                    Option in effect and  whether  the Death  Benefit is based on the  applicable percentage of Accumulated Value.

                                    Option A - Effect of Partial  Surrenders.  The effect of a partial  surrender on the Face  Amount and Death  Benefit  under  Option A can be  described  as follows.  The Face Amount will never be decreased by a partial  surrender.  A partial  surrender  will,  however,  always  decrease the Death Benefit under
                                    Option A by one of the following amounts:

                                    --      If the Death  Benefit  equals the Face  Amount  plus the  Accumulated
                                            Value, a partial  surrender will reduce the Accumulated  Value by the amount  of the  partial  surrender  and thus the Death  Benefit  will also be reduced by the amount of the partial surrender.

                                    --      If the Death Benefit  immediately  prior to the partial  surrender is based on the applicable  percentage of Accumulated  Value,  the Death
                                            Benefit  will be reduced to equal the  greater of (1) the Face Amount plus  Accumulated  Value after  deducting  the partial  surrender and
                                            (2)  the  Death  Benefit  based  on  the  applicable   percentage  of
                                            Accumulated Value after deducting the partial surrender.

                                    Option B - Effect of Partial  Surrenders.  The effect of a partial  surrender on the Face  Amount and Death  Benefit  under  Option B can be  described  as follows:

                                    --      If the Death  Benefit  equals the Face  Amount,  a partial  surrender will  reduce the Face  Amount and the Death  Benefit by the amount of the partial surrender.

                                    --      If the  Death  Benefit  is  based  on the  applicable  percentage  of
                                            Accumulated   Value  and  the   amount  of  the   partial   surrender
                                            multiplied  by the  applicable  percentage  is less  than  the  Death
                                            Benefit  immediately  prior to the partial  surrender  minus the Face
                                            Amount at that time,  the Face  Amount  will not be  reduced  and the
                                            Death   Benefit  will  be  reduced  by  the  amount  of  the  partial surrender multiplied by the applicable percentage.

                                    --      If the Death Benefit  immediately  prior to the partial  surrender is based on the  applicable  percentage  of  Accumulated  Value  and the
                                            amount  of  the  partial  surrender   multiplied  by  the  applicable
                                            percentage  exceeds  the  Death  Benefit  immediately  prior  to  the partial  surrender  minus  the Face  Amount  at that  time,  the Face
                                            Amount  will be reduced  by an amount  equal to (1) the amount of the partial  surrender,  less (2) the result obtained by dividing (A) the
                                            difference   between   the  Death   Benefit   and  the  Face   Amount
                                            immediately  prior to the  partial  surrender  by (B) the  applicable percentage.  The  Death  Benefit  will be  reduced  to equal the Face
                                            Amount after the partial surrender.

                                    Partial  Surrenders - Certain Other  Considerations.  A partial surrender may cause  termination of the Death Benefit  Guarantee  because the amount of the partial  surrender is deducted from the total  premiums  paid in  calculating whether  sufficient  premiums  have been paid in order to maintain  the Death
                                    Benefit Guarantee.

                                    Because a partial  surrender can affect the Face Amount and the Death Benefit
                                    (as described  above), a partial  surrender may also affect the net amount at risk  under  a  Contract.  The  net  amount  at  risk  is,  in  general,  the difference  between the Death Benefit and the  Accumulated  Value and will be used in  calculating  the cost of  insurance  protection  provided  under the
                                    Contract.

                                    A request for partial  surrender  will not be implemented if or to the extent the requested  partial  surrender  would reduce the Face Amount below $5,000.
                                    Also, if a partial  surrender  would decrease the Face Amount,  to the extent that the partial surrender would result in cumulative  premiums exceeding the maximum premium  limitations  applicable  under the Internal Revenue Code for life insurance, LB will not effect such partial withdrawal.

                                    Tax  Considerations.  Like Contract loans, total and partial surrenders are a
                                    means  of  withdrawing   Accumulated  Value  from  the  Contract.  A  partial
                                    surrender may have tax  consequences  depending on the  circumstances of such withdrawal.

         (d)      The rights of security  holders with respect to conversion,  transfer,  partial  redemption and similar matters.

                  During  the  first 24  months  following  the Date of  Issue,  the  Contract  owner  may on one occasion,  without evidence of  insurability,  exchange any Contract still in force for a fixed benefit permanent life insurance  contract issued by Lutheran  Brotherhood.  This contract will not be dependent upon the investment  results of the Variable  Account or any separate  account of Lutheran  Brotherhood.  In order to make this  exchange  for such a contract,  the  Contract
                  Owner must  surrender the Contract to LB at its Home Office,  the Insured must be living on the exchange  date, and any assignee must agree in writing to the exchange.  In addition,  any Debt under the  Contract  must be repaid,  and any amount  required to pay the first  premium on the new contract must be paid.

                  The new  contract  will  have  the  same  issue  date,  issue  age,  and  premium  class as the
                  Contract.  The  exchange  will  become  effective  on the date (the  "exchange  date")  that LB receives the  exchange  request at its Home  Office.  The  Contract  will end at the end of the day before the  exchange  date,  and the new  contract  will become  effective  on the exchange date.  On the exchange  date,  the new contract  will have at the option of the Contract  Owner either a death benefit  equaling the Death Benefit under the Contract on the effective  date of the  exchange  or a net amount at risk  equaling  the net amount at risk under the  Contract on the effective  date of the  exchange.  (An  additional  premium  payment may be required.)  The
                  Accumulated  Value of the new contract on the exchange date will vary  depending  upon the type of contract  for which the  Contract is being  exchanged.  The new  contract's  provisions  and charges will be those that would have been  applicable  under Lutheran  Brotherhood's  standard practices if the fixed benefit  permanent life insurance  policy had been issued on the Date of
                  Issue.

                           Exchange  of  Increase  in Face  Amount.  During  the  first 24  months  following  an increase in Face Amount,  the Contract Owner may on one occasion,  without evidence of insurability,  exchange the amount of the increase in Face Amount for a fixed  benefit permanent  life  insurance  contract that  provides for a death  benefit  equaling the amount by which the Face Amount under the Contract  had been  increased  and for which the  exchange is being made.  Premiums  under this new  contract  will be based on the same issue age and premium class of the Insured as were applied on the effective  date of the increase in the Face Amount of the  Contract.  The  conditions  and  principles applicable  to an  exchange  of the  entire  Contract  for such a  contract  which are described  immediately  above  will  be  equally  applicable  to this  exchange  of an increase in Face Amount for such a new contract.

                  A Contract Owner may obtain Contract loans, as described in the answer to Item 21.

                  A Contract Owner may make surrenders, as described in the answer to Item 10(c).

                  A Contract  Owner may allocate  premiums  among the  Subaccounts  of the Variable  Account,  as described in the answer to Item 10(i).

                  Accumulated  Value may be  transferred  among the  Subaccounts  of the  Variable  Account.  The total amount  transferred each time must be at least $500 (unless the total  Accumulated  Value in a Subaccount  is less than $500,  in which case the entire  amount may be  transferred).  LB will process  transfers and determine  all values in  connection  with  transfers on the day on which the transfer request is received.  Transfers may be postponed in certain circumstances.

                  After two  transfers  have been made in any  Contract  Year,  a transfer  charge of $10 will be deducted from each subsequent  amount  transferred  during the remainder of such Contract Year.
                  LB may  increase  this  charge  to an  amount  not  exceeding  $20.  Transfers  resulting  from
                  Contract  loans,  the  exercise  of  exchange   privileges  or  the  initial   reallocation  of
                  Accumulated  Value from LB's General  Account to the Variable  Account will not be subject to a transfer  charge and will not count against the two free  transfers in any Contract  Year.  All transfers included in a request are treated as one transfer transaction.

         (e)      If the trust is the  issuer  of  periodic  payment  plan  certificates,  the  substance  of the provisions  of any  indenture  or  agreement  with  respect to lapses or  defaults  by security holders in making principal payments, and with respect to reinstatement.

                  There is no such indenture or agreement.

                  Lapse.  The failure to make a Scheduled  Premium  payment  will not itself  cause a Contract to lapse.  Subject  to the  Death  Benefit  Guarantee,  lapse  will only  occur  when (a) the Cash
                  Surrender  Value is  insufficient  to cover the Monthly  Deduction or (b) Contract Debt exceeds the  Accumulated  Value less any  Decrease  Charge,  and,  in either  case,  if a grace  period expires  without a sufficient  payment.  Even if the Cash Surrender  Value is  insufficient  to cover the Monthly  Deduction,  the Contract will not lapse if the Death Benefit Guarantee is in effect.

                  Because  unearned  prepaid  loan  interest  will not be  included in  Contract  Debt,  the Cash
                  Surrender  Value (which is  Accumulated  Value less any Contract Debt and any Decrease  Charge)
                  will always include any unearned  prepaid loan interest.  This means that, in effect,  unearned prepaid loan  interest  will be applied to keep the Contract in force  because this amount will be available to pay the Monthly  Deduction  and because the grace period for the Contract  does not commence until the Cash Surrender  Value is  insufficient  to cover the Monthly  Deduction.
                  Any payment made by the Contract  Owner after  unearned  prepaid loan interest has been applied in this manner will first be used to replace unearned prepay loan interest so applied.

                  The Contract  provides for a 61-day grace period.  Thus,  the Contract does not lapse,  and the insurance  coverage  continues,  until the  expiration  of a grace  period  after  the  Monthly
                  Anniversary  on which (a) Cash Surrender  Value is  insufficient  to pay the Monthly  Deduction chargeable  on that Monthly  Anniversary  or (b) Contract  Debt exceeds the  Accumulated  Value less any Decrease Charge.

                  In order to prevent  lapse,  the  Contract  Owner must  during the grace  period make a premium payment or make a loan  repayment  sufficient  to (a) increase the Cash  Surrender  Value (that is,  Accumulated  Value less any Debt and any Decrease Charge) to an amount sufficient to cover any unpaid  Monthly  Deductions or (b) reduce  Contract Debt to an amount equal to or less than the Accumulated Value less any Decrease Charge.

                  When the Contract  enters the grace  period,  LB will notify the Contract  Owner.  The Contract
                  Owner will then have 61 days,  measured  from the date notice is mailed to the Contract  Owner, to make  sufficient  payments.  The  notice  will  specify  the  payment  required  to keep the
                  Contract  in force and the length of the grace  period.  Failure to make a  sufficient  payment within the grace period will result in lapse of the Contract without value.

                  If a  sufficient  payment is made during the grace  period,  Net  Premiums not required for any unpaid Monthly  Deductions will be allocated among the  Subaccount(s)  according to the current
                  Net Premium allocation.

                  If the Insured dies during the grace  period,  the proceeds  under the Contract  will equal the amount  of the  Death  Benefit  and any  additional  life  insurance  benefits  on the  Insured provided by rider as of the Monthly  Anniversary on or immediately  preceding the  commencement of the grace period, reduced by any Contract Debt and any unpaid Monthly Deductions.

                  If a sufficient  payment is not made during the grace  period,  the Contract will lapse without value and insurance  coverage will end as of the  expiration of the grace period.  The Contract will have no Accumulated Value or Cash Surrender Value upon lapse.

                  On any Monthly  Anniversary  when the Death Benefit  Guarantee is in effect,  the Contract will not lapse even if the Cash  Surrender  Value is  insufficient  to cover the Monthly  Deduction.
                  In any such case, LB will pay the deficiency.

                  Reinstatement.  A Contract  that lapses  without  value may be  reinstated at any time within 5 years after the  expiration of the grace period and before the Maturity Date by submitting  the following items to LB:

                           1.       Written application for reinstatement;

                           2.       Evidence of insurability satisfactory to LB;

                           3.       Payment or  reinstatement  of any Contract Debt  (including any loan interest earned) that existed on the date the grace period expired;

                           4.       A payment  that is  sufficient  to cover:  (a) payment of any unpaid  Monthly
                                    Deductions for the grace period;  and (b) a premium payment or loan repayment sufficient to increase Cash Surrender Value (that is,  Accumulated Value less any  Contract  Debt and any  Decrease  Charge) to an amount at least equal to
                                    Monthly  Deductions  and interest on Contract loans for the next two Contract
                                    Months.

                  The amount of Cash  Surrender  Value on the date of  reinstatement  will equal the  Accumulated
                  Value on that  date  less any  reinstated  Contract  Debt and any  reinstated  Decrease  Charge
                  (discussed  below).  The amount of Accumulated  Value on the date of reinstatement  will equal:
                  (a) the  Accumulated  Value as of the expiration of the grace period before  termination of the
                  Contract;  plus (b) any premiums received at the time of reinstatement,  reduced by the Premium
                  Expense  Charges;  less (c) any  Monthly  Deductions  and any loan  interest  due for the grace period; less (d) the Monthly Deduction for the next Contract Month.

                  Contract charges will, in effect,  be calculated and reinstated on a reinstated  Contract as if the Contract  had been  reinstated  effective as of the  expiration  of the grace  period.  Any
                  Decrease Charge and any Initial Monthly  Administrative  Charge that applied to the Contract at the  expiration  of the grace  period  will be  reinstated.  The  period of time from  Contract lapse until Contract  reinstatement  will not be taken into account in determining when the ten year time  periods  for the  Decrease  Charge and the  Initial  Monthly  Administrative  Charge
                  expire or in  determining  when the first  Contract Year expires for the purpose of calculating the Contingent  Deferred Sales Charge.  Moreover,  the Monthly Deductions and any loan interest that  would  have  otherwise  been  payable  during  the  grace  period  must  be  paid  before reinstatement,  which  is  also  consistent  with  treating  a  reinstated  Contract  as if the
                  Contract has been reinstated effective as of the expiration of the grace period.

                  Once the application for  reinstatement is approved,  the effective date of reinstatement  will be the Monthly  Anniversary on or next  following the date the  reinstatement  application  was approved.

                  The Death Benefit Guarantee cannot be reinstated after lapse of the Contract.

         (f)      The substance of the  provisions of any indenture or agreement  with respect to voting  rights, together  with the  names of any  persons  other  than  security  holders  given  the  right to exercise voting rights  pertaining to the trust's  securities or the underlying  securities and the relationship of such persons to the trust.

                  There is no such indenture or agreement.

                  The Account has four  subaccounts  (the Money Market  Subaccount,  the Income  Subaccount,  the
                  High Yield Subaccount and the Growth  Subaccount),  the assets of which will be invested in the corresponding  portfolio  (the Money Market  Portfolio,  the Income  Portfolio,  the High Yield
                  Portfolio or the Growth Portfolio) of the Fund.

                  To the extent  required by law, LB will vote the Fund  shares held in the  Variable  Account at regular and special shareholder  meetings of the Fund in accordance with instructions  received from  persons  having  voting  interests  in the  corresponding  Subaccounts  of  the  Variable
                  Account.  If, however,  the Investment Company Act of 1940 or any regulation  thereunder should be  amended  or if the  present  interpretation  thereof  should  change,  and as a  result  LB determines  that it is permitted  to vote the Fund shares in its own right,  it may elect to do
                  so.

                  The  number  of votes  which a  Contract  Owner has the right to  instruct  will be  calculated separately  for each  Subaccount.  The number of votes which each Contract  Owner has the right to instruct will be determined  by dividing a Contract's  Accumulated  Value in a Subaccount by the net  asset  value  per  share  of the  corresponding  Portfolio  in  which  the  Subaccount invests.  Fractional  shares will be counted.  The number of votes of the  Portfolio  which the
                  Contract  Owner has right to instruct  will be determined  as of the date  coincident  with the date  established  by that  Portfolio  for  determining  shareholders  eligible  to vote at the meeting of the Fund.  Voting  instructions  will be solicited by written  communications  prior to such meeting in accordance with procedures established by the Fund.

                  LB will vote Fund shares as to which no timely  instructions  are received in proportion to the voting  instructions  which are received  with respect to all Contracts  participating  in that
                  Portfolio.  Voting  instructions  to  abstain on any item to be voted upon will be applied on a pro rata basis to reduce the votes eligible to be cast.

                  Each person  having a voting  interest in a Subaccount  will receive proxy  materials,  reports and other materials relating to the appropriate Portfolio.

                  LB  may,  when  required  by  state  insurance   regulatory   authorities,   disregard   voting
                  instructions  if the  instructions  require that the shares be voted so as to cause a change in the  subclassification  or investment objective of the Fund or one or more of its Portfolios or to approve or  disapprove  an  investment  advisory  contract for a Portfolio  of the Fund.  In addition,  LB itself may  disregard  voting  instructions  in favor of changes  initiated  by a
                  Contract  Owner in the investment  policy or the investment  adviser of a Portfolio of the Fund if LB  reasonably  disapproves  of such  changes.  A change  would be  disapproved  only if the proposed  change is contrary to state law or prohibited by state  regulatory  authorities or LB determined  that the change  would have an adverse  effect on its  General  Account in that the proposed  investment  policy  for a  Portfolio  may  result in overly  speculative  or  unsound investments.  In the event LB does  disregard  voting  instructions,  a summary of that  action and the reasons for such action will be included in the next annual report to Contract Owners.

         (g)      Whether security holders must be given notice of any change in:

                  (1)      the composition of the assets of the trust.

                           LB reserves the right,  subject to compliance  with  applicable law, to make additions to,  deletions  from,  or  substitutions  for the shares that are held by the Variable
                           Account or that the Variable  Account may  purchase.  If the shares of a Portfolio are no longer available for investment,  or if in LB's judgment further  investment in any
                           Portfolio  should  become  inappropriate  in  view  of the  purposes  of the  Variable
                           Account,  LB may redeem the shares, if any, of that Portfolio and substitute shares of another  registered  open-end  management  company.  LB will not substitute any shares attributable  to a Contract  interest in a Subaccount of the Variable  Account without notice  and  prior  approval  of the  Securities  and  Exchange  Commission  and state insurance  authorities,  to the extent required by the Investment  Company Act of 1940 or other  applicable  law.  The  Variable  Account may to the extent  permitted by law purchase  other  securities  for  other  contracts  or  permit  a  conversion  between contracts upon request by the Contract Owners.

                           LB also  reserves  the  right to  establish  additional  Subaccounts  of the  Variable
                           Account,  each of which would invest in shares corresponding to a new Portfolio of the
                           Fund,  or in  shares of  another  investment  company  having a  specified  investment objective.  LB may, in its sole  discretion,  establish new  Subaccounts  or eliminate one or more Subaccounts if marketing  needs,  tax conditions or investment  conditions warrant.  Any new Subaccounts will be made available to existing  Contract Owners on a basis to be determined by LB.

                           In the event of any such substitution or change,  LB may, by appropriate  endorsement, make such changes in Contracts  as may be  necessary  or  appropriate  to reflect such substitution  or  change.  If deemed  by LB to be in the best  interests  of  Contract
                           Owners,  and subject to any approvals that may be required under  applicable  law, the
                           Variable Account may be operated as a management  company under the Investment Company
                           Act of 1940, it may be deregistered  under that Act in the event such  registration is no longer required, or it may be combined with other LB separate accounts.

                           In no event will any of the  changes  described  above be made  without  notice to the
                           Contract Owners in accordance with the Investment Company Act of 1940.

                  (2)      the terms and conditions of the securities issued by the trust.

                           Notice must be given to Contract  Owners of any change in the terms and  conditions of the  Contracts.  See the answer to Item  10(h)(2)  with respect to the  necessity of a consent by the Contract Owners to such changes.

                  (3)      the provisions of any indenture or agreement of the trust.

                           No change in the  resolution  establishing  the Variable  Account or in any  agreement relating  to the  manner  in which  it is  operated  will be made  without  notice  to
                           Contract  Owners if such change would  adversely  affect any right or benefit to which they are entitled.

                  (4)      the identity of the depositor, trustee or custodian.

                           The Variable  Account has no trustee.  The depositor of the Variable Account cannot be changed.  Any  change  in  custodian  will  be  reflected  in the  Variable  Account's prospectus which is distributed to each Contract Owner on an annual basis.

         (h)      Whether  the  consent  of  security  holders  is  required  in  order  for  action  to be taken concerning any change in:

                  (1)      the composition of the assets of the trust.

                           The  consent  of the  Contract  Owners is not  required  in order for LB to invest the assets of the Variable  Account in securities  other than shares of the  Portfolios of the Fund as a substitute for such shares already  purchased or as the securities to be purchased in the future.  Such action will be taken in compliance  with applicable law
                           (including  any approval  required by the  Securities  and Exchange  Commission).  The consent of Contract Owners is not required in order for LB to make available,  subject to  applicable  law,  additional  Subaccounts  of the  Variable  Account  investing in additional Portfolios of the Fund or in other investment companies.

                  (2)      the terms and conditions of the securities issued by the trust.

                           The terms and  conditions of a Contract  cannot be changed  without the consent of the
                           Contract Owner.

                  (3)      the provisions of any indenture or agreement of the trust.

                           Not Applicable.

                  (4)      the identity of the depositor trustee or custodian.

                           The Variable  Account has no trustee.  The depositor of the Variable Account cannot be changed.  The  consent  of  Contract  Owners is not  required  for  action to be taken concerning a change in the identity of the custodian.

         (i)      Any other  principal  feature  of the  securities  issued  by the trust or any other  principal right,  privilege or obligation not covered by subdivisions  (a) to (g) or by any other item in this form.

                  Issuance of a Contract.  In order to purchase a Contract,  an individual must make  application to LB  through a licensed  Representative  of LB, who is also a  registered  representative  of
                  LBSC.  LB is offering  Contracts  only to persons who are eligible for  membership  in Lutheran
                  Brotherhood  unless  otherwise  required by state law.  At issue the  Minimum  Face Amount of a
                  Contract  under LB's rules is currently  $50,000 for Insured with an Attained Age of 20 through
                  50, and $25,000  for all other  Insureds.  LB reserves  the right to revise its rules from time to time  to  specify  a  different  Minimum  Face  Amount  at  issue  for  subsequently  issued
                  Contracts.  A Contract  will be issued only on Insureds  who have an Attained Age of 80 or less and who provide  satisfactory  evidence of  insurability  to LB.  Acceptance is subject to LB's underwriting  rules.  LB reserves the right to reject an application  for any reason  permitted by law.

                  At the time an Application is accepted,  subject to LB's  underwriting  rules, an applicant can obtain temporary  insurance  protection  pending issuance of the Contract by submitting payment of the Minimum Conditional  Insurance Premium.  The Minimum Conditional  Insurance Premium will equal three initial  Death Benefit  Guarantee  Premiums,  or, in the case of automatic  monthly payment plans,  two initial Death Benefit  Guarantee  Premiums.  If LB subsequently  determines that the proposed  insured is not an  acceptable  risk under LB's  underwriting  standards  and rules,  even  if the  Minimum  Conditional  Insurance  Premium  has  been  paid,  no  temporary insurance  coverage  will have been  provided  and any premium  paid will be refunded  (without interest).

                  Upon delivery of the Contract,  the balance (if any) of the Minimum  Contract  Issuance Premium must be paid. The Minimum Contract  Issuance Premium will equal the initial  Scheduled  Premium selected by the  Contract  Owner,  or, in the case of  automatic  monthly  payment  plans,  the greater of the Minimum Conditional Insurance Premium or the initial Scheduled Premium.

                  The Date of Issue is the date  used to  determine  Contract  Months,  Contract  Years,  Monthly
                  Anniversaries,  and  Contract  Anniversaries  and will be shown in the  Contract.  The Contract
                  Date is the  date on which  the  initial  Net  Premium(s)  will be  allocated  to the  Variable
                  Account.  The  Contract  Date will be the  latest  of (i) the Date of  Issue;  (ii) the date LB receives the first  premium  payment on the  Contract at its Home  Office;  and (iii) any other date mutually agreed upon by LB and the Contract Owner.

                  Until  the  Contract  Date,  premium  payments  will  be held in  LB's  General  Account.  If a
                  Contract  is issued,  interest  will be  credited  on  premium  payments  held in LB's  General
                  Account at a rate of interest  determined  by LB; no interest will be credited on these premium payments  if no  Contract  is  issued  (but  the  full  amount  of any  premiums  paid  will be refunded).  Any  interest on these  premium  payments  will be credited to the  Contract on the
                  Contract  Date in the same  manner as a premium  payment.  On the  Contract  Date,  the Premium
                  Expense  Charges  attributable  to the  premiums  paid will be deducted  and the balance of the amount held in the General  Account will be transferred  to the Variable  Account in accordance with the Contract Owner's instructions.

                  Amount and Timing of Premiums.  A Contract  Owner has  considerable  flexibility in determining the frequency and amount of premiums.

                           Scheduled  Premiums.  Each  Contract  Owner  will  select a periodic  premium  payment schedule  (based on a  periodic  billing  mode of  annual,  semiannual,  or  quarterly payments)  which  provides  for  the  billing  of a  level  premium  at the  specified interval.  Also, under several  automatic payment plans, the Contract Owner can select a monthly payment  schedule  pursuant to which premium  payments will be automatically deducted  from a bank account or other payment  source  rather than being billed.  The periodic  payment  selected by the Contract Owner is called the  "Scheduled  Premium".
                           The initial  Scheduled Premium on an annualized basis will be shown in the Contract as the "Planned  Annual  Premium".  The Contract Owner is not,  however,  required to pay
                           Scheduled Premiums in accordance with the specified  schedule.  The Contract Owner has the  flexibility  to alter the amount,  frequency and time period over which  premiums are paid.  Payment  of  Scheduled  Premiums  will  not,  however,  guarantee  that the
                           Contract  will remain in force.  Instead,  the duration of the  Contract  depends upon the Contract's  Accumulated  Value and Cash Surrender Value and upon whether the Death
                           Benefit  Guarantee  is in effect.  Thus,  even if  Scheduled  Premiums are paid by the
                           Contract  Owner,  unless the Death Benefit  Guarantee is in effect,  the Contract will lapse whenever (a) Cash Surrender Value is  insufficient to pay the Monthly  Deduction or (b)  Contract  Debt exceeds  Accumulated  Value less any  Decrease  Charge,  and in either case if a grace  period  expires  without an adequate  payment by the  Contract
                           Owner.

                           Minimum Conditional  Insurance Premium.  The Minimum Conditional  Insurance Premium is
                           the  minimum  premium  required  to provide  temporary  insurance  protection  pending issuance of the Contract.

                           Minimum  Contract  Issuance  Premium.  The Minimum  Contract  Issuance  Premium is the
                           minimum premium required upon delivery of the Contract.

                           Death Benefit  Guarantee  Premium.  The initial Death Benefit  Guarantee  Premium is a monthly  premium  amount  specified in the Contract  and  determined  by LB. The Death
                           Benefit  Guarantee  Premium  may change as the result of Contract  changes.  The Death
                           Benefit  Guarantee  Premium  determines  the  payments  required to maintain the Death
                           Benefit Guarantee.

                           Premium  Flexibility.  Unlike some insurance  contracts,  the Contract frees the owner from  the  requirement  that  premiums  be paid  in  accordance  with a fixed  premium schedule.  Although each Contract Owner determines a Scheduled Premium (initially,  on an  annualized  basis,  this premium  will be called the Planned  Annual  Premium),  a
                           Contract  Owner need not make premium  payments in  accordance  with this schedule and the  failure to make such  payments  will not in itself  cause the  Contract to lapse.
                           Moreover,   subject  to  the  requirements   described  above  regarding  the  Minimum
                           Conditional  Insurance Premium and the Minimum Contract  Issuance Premium,  and to the
                           minimum and maximum  premium  limitations  described  below, a Contract Owner may make premium  payments at any time in any amount  before the Maturity  Date.  The Contract, therefore,  provides the owner with the  flexibility  to vary the frequency and amount of premium payments.

                           Premium  Limitations.  The Internal  Revenue Code  provides for exclusion of the Death
                           Benefit  from gross  income if total  premium  payments do not exceed  certain  stated
                           limits.  In no event can the total of all premiums  paid under a Contract  exceed such limits.  If at any time a  premium  is paid  which  would  result  in  total  premiums exceeding  such  limits,  LB will only accept that  portion of the premium  which will make total  premiums  equal  that  amount.  Any part of the  premium in excess of that amount will be refunded,  and no further  premiums  will be accepted  until allowed by the current maximum premium limitations set forth in the Internal Revenue Code.

                           The maximum premium  limitations set forth in the Internal Revenue Code depend in part upon the amount of the Death Benefit at any time. As a result,  Contract  changes that affect the amount of the Death  Benefit may affect  whether  cumulative  premiums paid under the Contract exceed these maximum premium  limitations.  For example, a decrease in Face  Amount  made at the  Contract  Owner's  request  or made as the  result  of a partial  surrender,  or a  change  in  the  Death  Benefit  Option,  could  result  in cumulative  premiums paid exceeding these maximum premium  limitations.  To the extent that any such Contract  change would result in  cumulative  premiums  exceeding  these maximum premium limitations, LB will not effect such change.

                           If at the time of any premium  payment,  whether  scheduled or unscheduled,  the Death
                           Benefit would be based on the applicable  percentage of Accumulated Value, LB reserves the right to require additional evidence of insurability satisfactory to LB.

                  Allocation  of Premiums and  Accumulated  Value.  The Net Premium  equals the premium paid less the Premium Expense Charges.

                  The Contract Owner will, in the  Application,  indicate how Net Premiums should be allocated to the  Subaccount(s) of the Variable Account.  Until the Contract Date,  premium payments will be allocated  to LB's  General  Account.  If a Contract  is issued,  interest  will be credited on premium  payments  held in the  General  Account  at a rate of  interest  determined  by LB; no interest  will be  credited  on these  premium  payments if no Contract is issued (but the full amount of any premiums paid will be refunded).  On the Contract  Date,  Net Premiums,  together with any interest  credited on premiums held in the General  Account,  will be transferred from
                  LB's General Account to the Variable  Account in accordance with the procedure  described under
                  "Issuance of a Contract"  above.  Any Net  Premiums  received  after the Contract  Date will be allocated to the Subaccount(s) chosen by the Contract Owner.

                  The  percentages  of each Net Premium that may be allocated to any  Subaccount  of the Variable
                  Account must be in whole numbers and the sum of the  allocation  percentages  must be 100%. The allocation  for future Net Premiums may be changed  without  charge at any time by providing LB with Written Notice.

                  The  values  in the  Subaccount(s)  of the  Variable  Account  will  vary  with the  investment experience  of the  Subaccount(s)  and the  Contract  Owner bears the entire  investment  risk.
                  Contract  Owners should  periodically  review their  allocations of premiums in light of market conditions and the Contract Owner's overall financial objectives.

                  The  Contract  Owner must  notify LB if a payment is a loan  repayment;  otherwise,  it will be considered a premium payment.

                  Death Benefits - General.  As long as the Contract  remains in force,  LB will,  upon due proof of the Insured's  death,  pay the death  proceeds of the Contract to the named  Beneficiary  in accordance  with the  designated  Death  Benefit  Option.  The  proceeds may be paid in cash or under one of the  settlement  options set forth in the Contract.  The amount  payable under the designated  Death Benefit Option will be reduced by any  outstanding  Contract Debt and any due and unpaid  Contract  charges,  and will be  increased  by any  additional  insurance  benefits provided for in-the Contract.

                  The Contract  provides two Death  Benefit  Options:  Option A and Option B. The Contract  Owner
                  designates the Death Benefit Option in the application.

                           Option A. The Death  Benefit  is equal to the  greater  of (a) the Face  Amount of the
                           Contract  plus the  Accumulated  Value of the Contract and (b) the  Accumulated  Value
                           multiplied  by the  specified  percentage  shown  in the  following  table  (with  the
                           Accumulated  Value in each case  being  determined  on the  Valuation  Date on or next following the Insured's date of death):

                                          Specified                                               Specified
              Attained Age                Percentage                        Attained Age          Percentage

                  40 or less                250%                                  61                128%
                  41                        243                                   62                126
                  42                        236                                   63                124
                  43                        229                                   64                122
                  44                        222                                   65                120
                  45                        215                                   66                119
                  46                        209                                   67                118
                  47                        203                                   68                117
                  48                        197                                   69                116
                  49                        191                                   70                115
                  50                        185                                   71                113
                  51                        178                                   72                111
                  52                        171                                   73                109
                  53                        164                                   74                107
                  54                        157                                75 to 90             105
                  55                        150                                   91                104
                  56                        146                                   92                103
                  57                        142                                   93                102
                  58                        138                                   94                101
                  59                        134                                   95                100
                  60                        130

                           Option B. The Death  Benefit  is the  greater of (a) the Face  Amount of the  Contract and (b)  the  Accumulated  Value  on the  Valuation  Date  on or  next  following  the
                           Insured's  date of death  multiplied  by the specified  percentage  shown in the table above.

                  If a Contract  Owner  prefers to have premium  payments and  favorable  investment  performance reflected partly in the form of an increasing  Death Benefit,  the Contract Owner should choose
                  Option  A. If the  Contract  Owner is  satisfied  with the  amount  of the  Insured's  existing insurance  coverage and prefers to have premium payments and favorable  investment  performance reflected to the maximum  extent in the  Accumulated  Value,  the Contract  Owner should select
                  Option B.

                  Change in Death  Benefit  Option.  At any time when the Death  Benefit would be the Face Amount plus the  Accumulated  Value (if Option A is in  effect) or the Face  Amount (if Option B is in effect),  the Death Benefit  Option in effect may be changed by sending LB a Written  Notice of change.  No charges will be imposed to make a change in Death Benefit Option.

                  If the Death  Benefit  Option is changed  from  Option A to Option B, the Face  Amount will not change and the Death  Benefit  will be decreased  by the  Accumulated  Value of the Contract on the  effective  date of the change.  If the Death  Benefit  Option is changed  from Option B to
                  Option A, the Death  Benefit  will not  change and the Face  Amount  will be  decreased  by the
                  Accumulated  Value of the Contract on the effective  date of the change;  however,  this change may not be made if it would  reduce  the Face  Amount to less than the  $5,000.  The  effective date of any such  change  will be the  Monthly  Anniversary  on or next  following  the date LB receives the Written Notice.

                  If a change in Death Benefit Option would result in cumulative  premiums  exceeding the maximum premium  limitations  under the Internal  Revenue Code for life  insurance,  LB will not effect the change in Death Benefit Option.

                  A change in Death Benefit Option may affect the monthly  cost-of-insurance  charge because this charge  varies with the net amount at risk -- that is, in general,  the Death  Benefit less the
                  Accumulated  Value.  Changing from Option A to Option B will generally  decrease the net amount at risk,  thereby reducing the  cost-of-insurance  charges.  Changing from Option B to Option A will  generally  result in a net amount at risk that remains  level.  Such a change from Option
                  B to Option A, however, will result in an increase in the  cost-of-insurance  charges over time because  the net  amount at risk will  (unless  the Death  Benefit  is based on the  applicable percentage of Accumulated  Value) remain level rather than decreasing as the Accumulated  Value increases.

                  How  Death  Benefits  May Vary in  Amount.  The  Death  Benefit  may vary  with the  Contract's
                  Accumulated  Value.  The Death  Benefit  under  Option A will always vary with the  Accumulated
                  Value  because  the  Death  Benefit  equals  the  greater  of (a)  the  Face  Amount  plus  the
                  Accumulated  Value and (b) the Accumulated  Value multiplied by the specified  percentage shown in the foregoing  table.  Under Option B, the Death Benefit will only vary with the  Contract's
                  Accumulated  Value  whenever the  specified  percentage of  Accumulated  Value exceeds the Face
                  Amount of the Contract.

                  Ability to Change Face  Amount.  Subject to certain  limitations,  generally  a Contract  Owner may, at any time,  increase or decrease  the  Contract's  Face Amount in force by  submitting a written  application  to LB.  The  effective  date  of the  increase  or  decrease  will be the
                  Monthly  Anniversary  on or next  following  approval of the request.  The effect of changes in
                  Face Amount on Contract charges,  as well as certain additional  considerations,  are described below.

                           Decreases.  A decrease  in the Face Amount may affect the total net amount at risk and the  portion of the net amount at risk  covered by various  premium  classes,  both of which may affect a Contract Owner's monthly insurance charges.

                           A decrease in the Face Amount will result in the partial  imposition  of the  Decrease
                           Charge  as of the  Monthly  Anniversary  on  which  the  decrease  becomes  effective.
                           Whenever  the  Decrease  Charge is  imposed  in part in  connection  with a  requested decrease in Face Amount,  the Initial  Monthly  Administrative  Charge included in the first 120 Monthly Deductions will be reduced  proportionately to take into-account the amount of the Deferred Administrative Charge included in the Decrease Charge.

                           The Face Amount in force  after any  decrease  may not be less than the  Minimum  Face
                           Amount.  Also,  to the extent a decrease in Face  Amount  would  result in  cumulative premiums  exceeding  the maximum  premium  limitations  applicable  under the Internal
                           Revenue Code for life insurance, LB will not effect the decrease.

                           For purposes of determining  the  cost-of-insurance  charge,  any decrease in the Face
                           Amount  will  reduce the Face  Amount in force in the  following  order:  (a) the Face
                           Amount  provided  by the most  recent  increase;  (b) the next most  recent  increases successively;  and (c) the initial  Face  Amount.  If the  Contract  Owner  requests a decrease in Face Amount,  that part of any Decrease Charge  applicable to the decrease will reduce the  Accumulated  Value  attributable  to the  Contract  and the  Decrease
                           Charge will be reduced by this amount.

                           Increases.  An  increase  in the Face  Amount  may affect the total net amount at risk and may affect  the  portion  of the net  amount at risk  covered  by various  premium classes  (if  multiple  premium  classes  apply),  both of which may affect a Contract
                           Owner's monthly insurance charges.

                           An increase in the Face Amount will also increase the Decrease  Charge and will result in the imposition of a new Initial  Monthly  Administrative  Charge (which is included in the Monthly  Deduction)  as of the Monthly  Anniversary  when the increase  becomes effective.

                           A  request  for an  increase  in Face  Amount  may not be for less than  $10,000.  The
                           Contract  Owner may not increase the Face Amount after the Insured's  Attained Age 80.
                           To obtain the increase,  the Contract  Owner must submit a  supplemental  application.
                           LB may require that additional  evidence of insurability be submitted with any request for an increase.  An increase need not be  accompanied by an additional  premium,  but
                           LB will  continue to deduct the Premium  Expense  Charges from any  premiums  paid and will deduct other  charges  associated  with the increase  from  existing  Accumulated
                           Value.  After  increasing the Face Amount,  the Contract Owner will have the right (i)
                           during a Free Look  Period,  to have the  increase  canceled  and  receive a credit or refund,  and (ii) during the first 24 months  following  the  increase to exchange the increase in Face Amount for a fixed benefit  permanent life insurance  contract issued by Lutheran  Brotherhood  having a death  benefit  generally  equal to the increase in
                           Face Amount being exchanged.

                           Unless the Death Benefit  Guarantee is in effect, on the effective date of an increase the  Accumulated  Value must be sufficient to cover any Contract Debt and any Decrease
                           Charge (including the additional  Decrease Charge arising from the requested increase)
                           and the Monthly  Deduction  due on that date -- in other words,  on that date the Cash
                           Surrender  Value must be equal to or greater than the Monthly  Deduction  then due. If the existing  Accumulated Value at the time of a requested increase does not result in a sufficient  Cash  Surrender  Value after the increase,  a Contract Owner may have to make  additional  premium  payments  to  increase  the  Accumulated  Value and thereby increase the Cash Surrender Value  sufficiently.  If the Death Benefit Guarantee is in effect,  the Cash  Surrender  Value  after the  increase  may be less than zero,  even though  the Death  Benefit  Guarantee  Premium  will be  increased  as a result of any requested increase in Face Amount.

                  Insurance   Protection.   A  Contract  Owner  may  increase  or  decrease  the  pure  insurance protection  provided by the  Contract  (that is, the net amount at risk,  which is, in general, the difference  between the Death Benefit and the Accumulated  Value) in one of several ways as insurance  needs  change.  These  ways  include  increasing  or  decreasing  the  Face  Amount, changing the level of premium  payments,  and, to a lesser extent,  making a partial  surrender under the  Contract.  Although the  consequences  of each of these methods will depend upon the individual circumstances, they may be generally summarized as follows:

                  (a)      A decrease in the Face Amount will, subject to the applicable percentage  limitations, decrease the pure insurance  protection without reducing the Accumulated Value (except for the  deduction of any Decrease  Charge  applicable to the  decrease).  If the Face
                           Amount is decreased,  the Monthly  Deduction  generally will decrease as well, but any
                           Decrease Charge then  applicable will be imposed in part upon a requested  decrease in
                           Face Amount.

                  (b)      An increase in the Face Amount  (which  generally  requires  satisfactory  evidence of insurability) will likely increase the amount of pure insurance protection,  depending
                           on  the  amount  of  Accumulated   Value-and  the  resultant   applicable   percentage
                           limitation.  If the  insurance  protection is increased,  the Monthly  Deduction  will increase as well.

                  (c)      Under Death Benefit  Option A, until the applicable  percentage of  Accumulated  Value exceeds the Face  Amount plus the  Accumulated  Value,  the level of premium  payments will not affect the amount of pure insurance protection.

                  (d)      Under Death Benefit  Option B, until the applicable  percentage of  Accumulated  Value exceeds the Face Amount,  an increased level of premium payments will generally reduce the amount of pure insurance protection.

                  (e)      Under either Death Benefit Option,  if the Death Benefit is the applicable  percentage of Accumulated  Value,  then an increased level of premium  payments will increase the amount of pure insurance protection (subject to underwriting approval).

                  (f)      A partial  surrender will reduce the Death Benefit.  However,  it has a limited effect on the amount of pure  insurance  protection  and charges under the Contract,  because the partial  surrender  will affect the net amount at risk only when the Death Benefit is based on the  applicable  percentage  of  Accumulated  Value.  The primary use of a partial  surrender  is to withdraw  Accumulated  Value.  Furthermore,  it results in a reduced amount of Accumulated  Value and increases the  possibility  that the Contract will lapse.

                  Death Benefit  Guarantee.  If a Contract Owner meets the  requirements  described below for the
                  Death  Benefit  Guarantee,  LB  guarantees  that the  Contract  will not lapse even if the Cash
                  Surrender Value is not sufficient to cover the Monthly Deduction.
                  Whenever the Cash  Surrender  Value is less than the Monthly  Deduction then due, any excess of
                  Accumulated  Value over Contract Debt will be used to pay the Monthly  Deduction.  If available
                  Accumulated  Value is less than the Monthly  Deduction then due and the Death Benefit Guarantee is in effect, LB will pay the deficiency.

                  If the Death  Benefit  Guarantee  terminates,  the Contract  will not  necessarily  lapse.  The
                  Death Benefit Guarantee does,  however,  provide additional  protection against the possibility of lapse.

                  In  general,  the two  most  significant  benefits  from the  Death  Benefit  Guarantee  are as follows.  First,  during the early Contract Years,  the Cash Surrender Value will generally not be  sufficient to cover the Monthly  Deduction,  so that the Death  Benefit  Guarantee  will be necessary  to avoid lapse of the  Contract.  This occurs  because the Decrease  Charge  usually exceeds  the  Accumulated  Value in these  years.  In this  regard,  a  Contract  Owner  should consider that if an increase in Face Amount is requested,  an additional  Decrease Charge would apply for the ten years  following the increase,  which could create a similar  possibility  of lapse as exists during the early Contract  Years.  Second,  to the extent Cash Surrender  Value declines due to poor investment  performance,  or due to an additional  Decrease Charge after a requested  increase,  Cash Surrender  Value may not be sufficient  even in later Contract Years to cover the Monthly  Deduction,  so that the Death Benefit  Guarantee may also be necessary in later Contract Years to avoid lapse of the Contract.

                  The Death Benefit  Guarantee  applies if the total cumulative  premiums paid (before  deduction of the Premium Expense  Charges) under the Contract,  less any partial  surrenders and Contract
                  Debt,  equals or exceeds the sum of the Death Benefit Guarantee  Premiums  (described below) on each Monthly  Anniversary  since the issuance of the Contract.  If sufficient  premium payments have been made,  the Death  Benefit  Guarantee  will apply until the later of (a) the Insured's
                  Attained  Age 71 and (b) some  specified  number of years  after the Date of Issue that will be shown in the  Contract  (which  will be between 6 and 31 years,  depending  upon the  Insured's
                  Attained Age at issue).

                  LB will determine on each Monthly  Anniversary  whether the  requirements for the Death Benefit
                  Guarantee  have been  satisfied,  but premiums need not be paid on a monthly  basis.  If, as of any  Monthly  Anniversary,  the  Contract  Owner has not made  sufficient  premium  payments to maintain the Death Benefit Guarantee,  the Death Benefit Guarantee will terminate  immediately, subject to only a limited right of reinstatement, as described below.

                  After termination of the Death Benefit  Guarantee,  LB will send written notice to the Contract
                  Owner  indicating the premium  payment  required to reinstate the Death Benefit  Guarantee.  If
                  LB does not receive this required  premium  payment within 31 days after written notice is sent following  termination of the Death Benefit Guarantee,  the Death Benefit Guarantee will remain terminated and cannot be reinstated.

                  A monthly premium amount  required to maintain the Death Benefit  Guarantee (the "Death Benefit
                  Guarantee  Premium")  will  initially be set forth in the Contract.  This initial Death Benefit
                  Guarantee  Premium  will be  based  upon the  Insured's  sex,  the  Insured's  Attained  Age at
                  Contract  issuance,  the Insured's  premium class,  the Face Amount,  the Death Benefit Option, and any additional  insurance  benefits  added by rider.  The Death Benefit  Guarantee  Premium will change as the result of certain  Contract  changes,  including  an increase or decrease in
                  Face Amount;  a change in Death Benefit  Option;  a change in premium  class;  and an increase, decrease,  addition or deletion of additional  insurance  benefits.  Whenever the Death Benefit
                  Guarantee  Premium  changes,  the  Contract  Owner will be  notified  promptly of the new Death
                  Benefit Guarantee Premium.

                  Accumulated  Value and Cash  Surrender  Value.  The  Accumulated  Value of the  Contract is the
                  total amount of value held under the  Contract at any time.  The  Accumulated  Value is used in determining  the Cash  Surrender  Value (the  Accumulated  Value less any Contract Debt and any
                  Decrease Charge).  There is no guaranteed  minimum  Accumulated Value, and because a Contract's
                  Accumulated  Value on any  future  date  depends  upon a number  of  variables,  it  cannot  be predetermined.

                  A  Contract's   Accumulated  Value  and  Cash  Surrender  Value  will  reflect  the  investment performance  of the chosen  Subaccounts  of the Variable  Account,  any Net Premiums  paid, any partial  surrenders,  any loans, any loan repayments,  any loan interest paid or credited,  and
                  any  charges  assessed  in  connection  with  the  Contract   (including  any  Decrease  Charge
                  previously imposed on a requested decrease in Face Amount).

                  The Accumulated  Value of the Contract is determined  first on the Contract Date and thereafter on each Valuation  Date. On the Contract Date, the  Accumulated  Value will be the Net Premiums received,  plus any interest  earned  during the period when  premiums are held in LB's General
                  Account (before being  transferred to the Variable  Account),  less any Monthly  Deductions due on the  Contract  Date.  On each  Valuation  Date  after  the  Contract  Date,  the  Contract's
                  Accumulated Value will be:

                  (1)      the aggregate of the values  attributable  to the Contract in each of the  Subaccounts on the Valuation Date,  determined for each Subaccount by multiplying the Subaccount's
                           Unit value on that date by the number of Subaccount  Units  allocated to the contract;
                           plus

                  (2)      the value attributable to the Contract in the Loan Account on the Valuation Date.

                  Determination  of Number of Units.  Any amounts  allocated to the Subaccounts will be converted into  Units  of the  Subaccount.  The  number  of  Units  to be  credited  to the  Contract  is determined  by dividing the dollar  amount  being  allocated by the Unit Value as of the end of the Valuation  Period  during which the amount was  allocated.  The number of Subaccount  Units in any  Subaccount  will be  increased  by: (i) any Net Premiums  allocated  to the  Subaccount during the current Valuation  Period;  (ii) any Accumulated Value transferred to the Subaccount from the General Account or another  Subaccount during the current Valuation Period;  (iii) any repayments of Contract Debt during the current Valuation  Period;  and (iv) any interest earned on the Loan  Amount and  transferred  to the  Variable  Account  during the  current  Valuation
                  Period.  The  number of  Subaccount  Units in any  Subaccount  will be  decreased  by:  (i) any
                  Monthly  Deduction  allocated to the Subaccount  during the current  valuation  period to cover the Contract Month  following a Monthly  Anniversary;  (ii) any Accumulated  Value  transferred
                  (including  the transfer  charge,  if any) from the  Subaccount  to another  Subaccount  or the
                  General Account;  (iii) the amount of any partial  surrender  (including the partial  surrender charge)  during the current  Valuation  Period;  and (iv) any Contract  loans  allocated to the
                  Subaccount and transferred to the Loan Account during the current Valuation Period.

                  In computing the Contract's  Accumulated  Value the number of Subaccount Units allocated to the
                  Contract  is  determined  after any  Contract  transactions  on the  Valuation  Date that would
                  affect  the  number  of  Subaccount  Units  (see  immediately  preceding  paragraph).   If  the
                  Contract's  Accumulated  Value in the Variable  Account is to be  calculated  for a day that is not a Valuation Date, the next following Valuation Date will be used.

                  Determination  of Unit Value.  The Unit Value for a Subaccount is calculated on each  Valuation
                  Date by dividing (1) by (2):

                  Where:

                  (1)      is the net result of:

                           (a)      the net asset value of the  corresponding  Portfolio of the Subaccount at the end of the current Valuation Period, plus

                           (b)      the amount of any  dividend  or capital  gain  distribution  declared  by the
                                    Portfolio if the "ex-dividend" date occurs during the Valuation Period,  plus or minus

                           (c)      a charge or credit for any taxes  reserved which LB determines to be a result of the investment operation of the Portfolio, minus

                           (d)      the  Mortality  and  Expense  Risk  Charge for each day  during  the  current
                                    Valuation  Period (a charge not to exceed .002055% of the net assets for each day during the current Valuation Period), and

                  (2)      is the number of Units for the Subaccount attributable to all Contracts.

                  Benefits at Maturity.  If the insured is living on the Maturity Date of the  Contract,  LB will pay the  Accumulated  Value of the  Contract  on the  Maturity  Date,  reduced by any  Contract
                  Debt.  The Maturity  Date will be shown in the  Contract  and will be the Contract  Anniversary on or next following the insured's 96th birthday.

                  Loans.  See the answer to Item 21.

                  Payment of Contract  Benefits.  Death proceeds under a Contract will  ordinarily be paid within seven days after LB receives due proof of death.  Maturity  proceeds  will  ordinarily  be paid within seven days of the Maturity Date. The Cash Surrender  Value  (Accumulated  Value less any
                  Contract Debt and any Decrease Charge),  partial  surrenders and Contract loans will ordinarily be paid  within  seven  days of receipt  of a Written  Notice.  Payments  may be  postponed  in certain  circumstances.  The Contract  Owner may decide the form in which the proceeds  will be paid.  During the Insured's  lifetime,  the Contract  Owner may arrange for the death  proceeds to be paid in a lump  sum or  under  one-of  the  settlement  options  described  below.  These choices are also  available  if the  Contract  is  surrendered  or  matures.  If no election is made, LB will pay the proceeds pursuant to Option 1 described below.

                  For an option to be used,  the proceeds to be applied must be at least  $2,000.  Election of an option is also subject to the  conditions  that (a) payments must not be less than $25 each and
                  (b) payments must be made only at annual, semiannual, quarterly or monthly intervals.

                  Settlement options currently offered by LB are as follows:

                  Option 1 - Interest  Income.  The  proceeds  may be left on deposit.  LB will pay interest at a rate of not less than 3% per year.  These proceeds may be withdrawn upon request.

                  Option 2 - Income of a Fixed  Amount.  LB will pay an income of a fixed  amount at agreed  upon intervals.  This  income is  subject  to the  conditions  that (a)  income per year must not be less  than 6% of the  proceeds,  and (b)  income  is paid  until the  proceeds,  with  interest credited at the rate of 3 1/2% per year on the unpaid  balance,  are paid in full (this  income may be increased by the crediting of additional interest).

                  Option 3 - Income for a Fixed  Period.  LB will pay an income for a fixed number of years,  not to  exceed  30 (the  income  will not be less  than  the  amounts  set  forth in a table in the
                  Contract relating to this option).

                  Option 4 - Life Income with  Guaranteed  Period.  LB will pay an income for the lifetime of the payee.  If the payee dies during the  guaranteed  period,  payments  will be  continued  to the payee's  beneficiary  to the end of that  period.  A period  of 10 or 20 years  may be  elected
                  (the income will not be less than the amounts set forth in tables in the  Contract  relating to this option).  After the first payment is made, this option may not be revoked or changed.

                  Option  5 - Other  Options.  The  proceeds  may be  paid  under  any  other  settlement  option agreeable to LB.

                  A Contract  Owner may elect an option by Written  Notice to LB during the  Insured's  lifetime.
                  The option must be elected before  proceeds become  payable.  Assignees and third-party  owners may  elect an  option  only with  LB's  consent.  Election  of Option 4 may be made only if the payee is a natural person who is the Insured or a Beneficiary.

                  If it is the death  proceeds  under a Contract that are payable,  the  Beneficiary  may elect a settlement  option  within  one year from the  Insured's  date of death  provided  that (a) the manner of settlement  has not been  restricted  before the Insured's  death,  and (b) the death proceeds have not been paid.

                  Additional Insurance Benefits.  Subject to certain  requirements,  one or more of the following additional  insurance  benefits  may be added to the  Contract  at the  option of the  Contract
                  Owner by rider at the time the  Contract is applied for or at a later date.  At present,  these options  include:  waiver of Monthly  Deductions in the event of total  disability,  additional insurance  coverage  for  accidental  death,  term  insurance  on the  Insured's  spouse,  term insurance  on the  Insured's  children,  a right to increase the Face Amount of the Contract on certain  specified  dates  without  proof  of  insurability,  and  a  cost-of-living  insurance adjustment  without proof of  insurability.  LB may offer additional  optional  benefits in the future.  The  cost  of any  additional  insurance  benefits  will  be  deducted  as part of the
                  Monthly  Deduction.  The amounts of these benefits do not vary with the  investment  experience of  the  Variable  Account.  Certain  restrictions  apply  and  are  clearly  described  in the applicable  rider.  Any LB  representative  authorized  to sell the Contract can explain  these extra  benefits  further.  Samples  of the  provisions  are  available  from  LB  upon  written request.  Any  additional  insurance  benefits  purchased will be described in a rider attached to the  Contract.  The  charge  for  additional  insurance  benefits  added  by  rider  will be specified in the Contract or in a supplement to the Contract.

                  The issuance of a rider  providing  insurance  coverage on the Insured's  spouse will result in an additional Initial Monthly Administrative Charge.

                  Information Concerning the Securities Underlying the Trust's Securities

         11.      Describe  briefly the kind or type of securities  comprising  the unit of specified  securities in which security holders have an interest.

                  Each  Contract  Owner  allocates the Net Premium  payments made under such owner's  Contract to one or more of the four  Subaccounts  of the Variable  Account -- the Money Market  Subaccount,
                  the Income  Subaccount,  High Yield  Subaccount and the Growth  Subaccount.  The assets of each such Subaccount will be invested in the  corresponding  portfolio (the Money Market  Portfolio, the Income Portfolio, the High Yield Portfolio, or the Growth Portfolio) of the Fund.

                  The investment objectives of the Portfolios of the Fund are:

                  Money  Market  Portfolio.  The maximum  current  income that is  consistent  with  stability of capital and maintenance of liquidity  through  investment in money market  instruments that are high-quality, short-term debt obligations.

                  Income  Portfolio.  A high level of income  over the longer  term  while  providing  reasonable safety  of  capital  through  investment  primarily  in  readily  marketable  intermediate  and long-term fixed income securities.

                  High Yield  Portfolio.  To achieve a higher level of income through a diversified  portfolio of high  yield  securities  ("junk  bonds")  which  involve  greater  risks  than  higher  quality investments, while also considering growth of capital as a secondary objective.

                  Growth  Portfolio.  Long-term growth of capital through  investment  primarily in common stocks of established  corporations  that appear to offer attractive  prospects of a high total return from dividends and capital appreciation.

                  Additional Portfolios may be added in the future.

                  Shares of the Fund purchased by each  Subaccount of the Variable  Account will be held by LB as custodian for the Variable Account.

                  The Fund is a diversified,  open-end  management  investment company (commonly called a "mutual fund"),  for which Lutheran  Brotherhood  Research  Corp.,  an indirect  subsidiary of Lutheran
                  Brotherhood  ("LBRC"),  acts as  investment  adviser.  State  Street  Bank and  Trust  Company,
                  Boston, Massachusetts, acts as custodian for the securities and cash Fund.

         12.      If the  trust is the  issuer  of  periodic  payment  plan  certificates  and if any  underlying securities were issued by another  investment  company,  furnish the following  information for each such company.

                  (a)      Name of company.

                           LBVIP Series Fund, Inc.

                  (b)      Name and principal business address of depositor.

                           Not applicable.

                  (c)      Name and principal address of trustee or custodian.

                           See the answer to Item 11.

                  (d)      Name and principal address of principal underwriter.

                           Not applicable.

                  (e)      The period  during  which the  securities  of such  company  have been the  underlying securities.

                           Not applicable.

                           Information Concerning Loads, Fees, Charges and Expenses

         13.      (a)      Furnish the following information with respect to each load fee expense or charge to which (1) principal payments, (2) underlying securities,
                           (3) distributions (4) cumulated or reinvested distributions or income, and
                           (5) redeemed or liquidated assets of the trust's securities are subject.

                           (A)      the nature of such load, fee, expense or charge;

                           (B)      the amount thereof;

                           (C)      the name of the person to whom such amounts are paid and his  relationship to the trust;

                           (D)      the nature of the  services  performed  by such person in  consideration  for such load, fee expense or charge.

                                    (1)     Principal Payments

                           Prior to allocation of Net Premiums  among the  Subaccounts  of the Variable  Account, premiums paid are reduced by Premium Expense Charges,  which consist of a sales charge of 5% of each premium  payment;  and a premium  processing  charge  currently equal to
                           $1.00 per premium  payment $.50 for automatic  payment  plans).  LB reserves the right to  increase  the  premium  processing  charge to an amount  not  exceeding  $2.00 per premium payment ($1.00 for automatic payment plans).

                                    Sales  Charge.  Sales  charges,   generally  called  "sales  load",  will  be
                                    deducted to compensate  LB for the cost of selling the Contract.  These costs
                                    include  sales   commissions,   the  printing  of   prospectuses   and  sales
                                    literature,  and  advertising.  There are two types of sales  load  under the
                                    Contract.  The first,  a  front-end  sales load,  will be 5% of each  premium payment,  and will be deducted  from each premium  payment upon receipt prior to allocation of the net proceeds to the Variable  Account.  The second,  the
                                    Contingent  Deferred Sales Charge which is part of the Decrease Charge,  will reduce the  Accumulated  Value in the Variable  Account  attributable  to the
                                    Contract in the event of full surrender or lapse of the Contract,  or in part upon a requested decrease in the Face Amount.

                                    The sales charges in any Contract Year are not necessarily  related to actual distribution  expenses  incurred  during  that  Contract  Year.  Instead,  LB expects to incur the majority of distribution  expenses in the early Contract
                                    Years and to recover any  deficiency  over the life of the  Contract.  To the extent  that  sales  and  distribution  expenses  exceed  sales  loads  (both front-end  and  deferred) in any year, LB will pay them from its other assets or surplus in its General  Account,  which includes  amounts derived from the
                                    Mortality  and Expense Risk Charge  deducted  from the net assets held in the
                                    Variable Account.

                                    Premium  Processing  Charge.  LB will  deduct  an  amount  equal to $1.00 per premium  payment ($.50 for automatic  payment plans) to compensate it for the cost of  collecting  and  processing  premiums.  This amount will be deducted from  each  premium  payment  upon  receipt  prior to  allocation  of the net proceeds to the  Variable  Account.  LB reserves  the right to increase  this charge to an amount  not  exceeding  $2.00 per  premium  payment  ($1.00  for automatic  payment  plans).  LB does  not  expect  to make a  profit  on this charge.

                                    (2)     Underlying Securities

                           LBRC,  as  investment  adviser to the Fund, is paid a daily charge by the Fund for its investment  management  services  equal  to an  annual  rate of .40% of the  aggregate average daily net assets of the Fund.

                                    (3)     Distributions

                           Decrease  Charge.  The  Contract  provides  for  the  Decrease  Charge,   which  is  a
                           contingent  deferred  charge that will be imposed if the  Contract is  surrendered  or lapses,  or in part if the Contract Owner  requests a decrease in the Face Amount,  in each case at any time before the tenth Contract  Anniversary or the tenth  anniversary of a  requested  increase  in  Face  Amount.  The  Decrease  Charge  consists  of  the
                           Contingent  Deferred Sales Charge  (described  below) and the Deferred  Administrative
                           Charge  (described  below).  The Contingent  Deferred Sales Charge  compensates LB for the cost of selling  the  Contracts,  including  sales  commissions,  the  printing of prospectuses  and sales  literature,  and  advertising.  The  Deferred  Administrative
                           Charge  reimburses LB for  administrative  expenses in connection with the issuance of
                           the  Contract,   including  medical  exams,   review  of  applications  for  insurance
                           underwriting  decisions,  and processing of the applications and establishing Contract records.  (Similar  administrative  and sales expenses are expected in connection with future  changes  in  the  Contract  initiated  by the  Contract  Owner  which  involve
                           "insurability"  decisions,  such as applications  for increases in Face Amount and for riders providing insurance on the life of the Insured's spouse.)

                           The Decrease Charge is a "contingent  deferred" charge. It is "contingent"  because it is only imposed if a  surrender,  lapse or decrease in Face Amount  occurs  during the time period when the Decrease  Charge  applies,  which means that the charge may never be imposed.  It is  "deferred"  because it is imposed  upon the  occurrence  of one of these events rather than upon issuance of the Contract.

                           The  following  sections  describe  how the amount of the  Contingent  Deferred  Sales
                           Charge  and the  Deferred  Administrative  Charge  will be  determined  and how  these charges will be deducted from Accumulated Value.

                                    Amount of Contingent  Deferred Sales Charge.  During the first Contract Year,
                                    LB will  compute a  Contingent  Deferred  Sales  Charge as premiums are paid.
                                    This charge will equal 25% of premiums  paid during the first  Contract  Year
                                    (before deducting  Premium Expense Charges),  up to a maximum charge equal to
                                    25% of the  annualized  initial CDSC Premium.  The CDSC Premium will be shown in the Contract.

                                    After the first  Contract  Year,  when the  Contingent  Deferred Sales Charge reaches an amount  equaling  25% of the actual  premium  payments  during the first  Contract  Year, up to a maximum  charge equal to 25% of the annualized initial  Death Benefit  Guarantee  Premium,  the  Contingent  Deferred  Sales
                                    Charge will  remain at that level  through  the fifth  Contract  Anniversary.
                                    Commencing on the fifth Contract  Anniversary,  and then continuing  until 60
                                    Monthly   Deductions   have  been  made  on  and  after  the  fifth  Contract
                                    Anniversary,  this maximum Contingent Deferred Sales Charge determined during the first  Contract  Year will be reduced as of each Monthly  Anniversary  in level  amounts equal to  approximately  1.67% (20% on an annual basis) of the maximum  Contingent  Deferred  Sales  Charge,  which  means  that the  actual
                                    Contingent  Deferred  Sales  Charge  would be reduced  to 80% of the  maximum
                                    Contingent  Deferred Sales Charge as of the sixth Contract  Anniversary,  60%
                                    of the maximum as of the seventh Contract Anniversary,  40% of the maximum as of the  eighth  Contract  Anniversary,  20% of the  maximum  as of the  ninth
                                    Contract Anniversary, and zero as of the tenth Contract Anniversary.

                                    If the Face Amount is increased,  an  additional  Contingent  Deferred  Sales
                                    Charge will be  calculated  for the increase in an amount equal to 25% of the
                                    CDSC Premium  attributable  to the  increase in Face Amount.  The part of the
                                    Contingent  Deferred  Sales  Charge  attributable  to the  increase  will  be charged and reduced in accordance  with the same  principles as applicable to the basic  Contingent  Deferred  Sales Charge.  It will remain at the maximum level  through  five years from the  effective  date of the  increase in Face
                                    Amount.   It  will  then  be  reduced  in  level  monthly  amounts  equal  to approximately  1.67%  (20% on an  annual  basis)  of the  maximum  Contingent
                                    Deferred Sales Charge for the increase as of each monthly  anniversary  after the increase until ten years after the effective  date of the increase,  when it will be reduced to zero.

                                    If a Contract lapses and is then  reinstated,  any Contingent  Deferred Sales
                                    Charge applicable at the time of lapse will also be reinstated.

                                    Amount of  Deferred  Administrative  Charge.  At Contract  issuance,  LB will compute a Deferred  Administrative  Charge.  In  general,  this  charge  will equal an amount  per  $1,000  of Face  Amount  based  upon the  initial  Face
                                    Amount,  the  Insured's  Attained Age at Contract  issuance,  and whether the
                                    Insured is a smoker or  non-smoker.  For Insureds  with an Attained Age under
                                    20, the  Deferred  Administrative  Charge  will equal an amount per $1,000 of
                                    Face Amount  based upon the  initial  Face  Amount and the  Insured's  Age at
                                    Contract issuance.  The maximum Deferred  Administrative Charge per $1,000 of
                                    Face Amount will be determined  from Appendix B to the  Prospectus.  As shown in Appendix B, the Deferred  Administrative  Charge per $1,000 of Face Amount
                                    will be less for  Contracts  having a Face Amount at issuance  that equals or exceeds  $250,000.  LB does  not  expect  to make a  profit  on the  Deferred
                                    Administrative Charge.

                                    The  maximum  Deferred  Administrative  Charge  will  apply  during the first
                                    Contract Month.  Beginning on the first Monthly  Anniversary,  and continuing through the tenth Contract Anniversary,  this Deferred  Administrative Charge
                                    determined  at  Contract   issuance  will  be  reduced  as  of  each  Monthly
                                    Anniversary  in level  amounts  equal to  approximately  .83% of the  maximum
                                    Deferred  Administrative  Charge (or a 10% reduction of the maximum  Deferred
                                    Administrative  Charge  on an  annual  basis).  In  this  way,  the  Deferred
                                    Administrative  Charge  will be  reduced to zero as of the  beginning  of the eleventh Contract Year.

                                    If the Face  Amount  is  increased,  an  additional  Deferred  Administrative
                                    Charge will be  calculated  for the increase in an amount  determined  in the same  manner  as for the  initial  Face  Amount,  except  that the  Insured's
                                    Attained  Age on the  effective  date of the  increase  will be used  and the charge per $1,000 of Face Amount to be applied to the increase  will be based on the  amount of the  entire  new Face  Amount  after  giving  effect to the increae. The part of the Deferred  Administrative  Charge attributable to the increase will be charged and reduced in accordance  with the same  principles as applicable to the basic  Deferred  Administrative  Charge.  It will remain at the maximum  level until the first  monthly  anniversary  of the increase.
                                    It will  then be  reduced  in  level  amounts  equal  to .83% of the  maximum
                                    Deferred  Administrative  Charge (or a 10% reduction of the maximum  Deferred
                                    Administrative   Charge  on  an  annual   basis)  as  of  the  first  monthly
                                    anniversary  of the increase and as of each  succeeding  monthly  anniversary through the tenth anniversary, when it will be reduced to zero.

                                    The  administrative  expenses covered by the Deferred  Administrative  Charge are the same expenses  covered by the Initial Monthly  Administrative  Charge included  in the  Monthly  Deduction.  Even  though  the same  administrative expenses are covered by both  charges,  LB will not be  reimbursed  twice for these issuance expenses.  Except as described below for spouse riders,  these two  charges  have been  calculated  so that  these  administrative  expenses related to issuance will  generally be collected  either  through the Monthly
                                    Deduction   (which   covers  these  charges   through  the  Initial   Monthly
                                    Administrative  Charge) or through the Decrease  Charge  (which  covers these charges through the Deferred  Administrative  Charge).  Each of these charges applies for a ten-year period,  and the scheduled  reductions in the Deferred
                                    Administrative  Charge  described  above over this ten-year  period have been calculated  to take into account the amount of issuance  expenses  that would have  already  been  collected  through  the Initial  Monthly  Administrative
                                    Charge.  In effect,  the  collection  of the Deferred  Administrative  Charge included in the Decrease Charge,  which would be collected only upon lapse or surrender  of the  Contract  or in part  upon a  requested  decrease  in Face
                                    Amount,  would be an  "acceleration" of the amounts that otherwise would have
                                    been  paid  during  the   ten-year   period   through  the  Initial   Monthly
                                    Administrative  Charge  included in the Monthly  Deduction.  If the  Deferred
                                    Administrative  Charge is imposed in part due to a requested decrease in Face
                                    Amount,  the amount of the  Initial  Monthly  Administrative  Charge  will be reduced accordingly.

                                    The  discussion  in the  immediately  preceding  paragraph  does not apply to spouse riders.  The Deferred  Administrative  Charge is not an "acceleration"
                                    of the Initial Monthly  Administrative  Charge applicable to any spouse rider providing  insurance  benefits on the Insured's  spouse.  An Initial  Monthly
                                    Administrative  Charge  will arise upon  issuance of a spouse  rider,  but no
                                    Deferred  Administrative  Charge will be calculated.  If the Contract  lapses or is surrendered when the Initial Monthly  Administrative Charge applies for a spouse  rider,  this charge  will not be  collected  through  the  Deferred
                                    Administrative Charge or otherwise, unless the Contract is reinstated.

                                    If a Contract  lapses and is then  reinstated,  any  Deferred  Administrative
                                    Charge applicable at the time of lapse will also be reinstated.

                                    Method of Deduction and Effect of Decrease  Charge.  The Decrease Charge will be treated as a deduction  against the Contract  Owner's  Accumulated  Value, and will compensate LB for sales and issuance  expenses  described above upon surrender  or lapse of the  Contract or in part upon a requested  decrease in
                                    Face  Amount.  Otherwise,  the  Decrease  Charge will not be taken out of the
                                    Accumulated   Value  held  for  investment   under  the  Contract,   and  the
                                    Accumulated  Value will continue to reflect the investment  experience of the selected  Subaccount(s),  though  the  Decrease  Charge  will be treated as a deduction for purposes of determining  the Contract's  Cash Surrender  Value, which will affect various Contract  rights.  Deducting the Decrease Charge in determining  the Cash  Surrender  Value will affect (1) the amount  available for Contract  loans,  (2) the Cash  Surrender  Value  available in connection with full or partial  surrenders,  and (3) the Cash Surrender Value available to  pay  Monthly  Deductions,  which  will,  subject  to  the  Death  Benefit
                                    Guarantee, determine the Contract's duration and possible lapse.

                                    If the Face Amount is decreased at the Contract  Owner's  request,  that part of any existing  Decrease  Charge  amount  attributable  to the decrease will reduce the Accumulated Value  attributable to the Contract,  and the Decrease
                                    Charge  will be reduced  by this  amount.  The  amount by which the  Decrease
                                    Charge  is  reduced  will  be  allocated  against  the  Subaccount(s)  of the
                                    Variable  Account in the same manner that Monthly  Deductions  are  allocated against the Subaccount(s).

                                    (4)     Cumulated or Reinvested Distributions or Income

                           All income and other  distributions  earned by the  Variable  Account are  reinvested, without  charge,  at net asset value in shares of the Portfolio of the Fund making the distribution.

                                    (5)     Redeemed or Liquidated Assets of the Trust's Securities

                           No load, fee, expense or charge is assessed in connection with redemptions.

                  (b)      For each  installment  payment type of periodic payment plan certificate of the trust, furnish the  following  information  with  respect to sales load and other  deductions from principal payments.

                           See the answers to Items 13(a) and 13(d).

                  (c)      State (1) the amount of sales load as a  percentage  of the net amount  invested,  and
                           (2) the amount of total  deductions  as a  percentage  of the net amount  invested for each type of security issued by the trust.

                           See the answer to Item 13(a).

                  (d)      Furnish a brief  description  of any loads,  fees  expenses  or charges not covered in
                           Item 13(a) which may be paid by security  holders in connection  with the trust or its securities.

                           Monthly  Deduction.  Charges  will be deducted on each  Monthly  Anniversary  from the
                           Accumulated  Value of the Contract  (the  "Monthly  Deduction")  to  compensate LB for administrative  expenses  and the  insurance  provided  by the  Contract.  The Monthly
                           Deduction  consists of three  components -- (1) the cost of  insurance,  (2) insurance underwriting  and expenses in connection  with issuing the Contract or any increase in
                           Face Amount,  and the costs of ordinary  administration  of the Contract,  and (3) the cost of any  additional  benefits  added by rider.  Because  portions  of the  Monthly
                           Deduction,  such as the cost of insurance,  can vary from month to month,  the Monthly
                           Deduction itself will vary in amount from month to month.

                           The Monthly  Deduction  will be deducted on the Contract  Date and on each  subsequent
                           Monthly  Anniversary.  (On the Contract Date, a Monthly Deduction  covering the period of time from the Date of Issue until the first  Monthly  Anniversary  will be deducted and,  if any  Monthly  Anniversary  occurs  prior to the  Contract  Date,  the Monthly
                           Deduction(s) for such Monthly  Anniversaries  will also be made on the Contract Date.)
                           The Monthly  Deduction will be allocated to each Subaccount of the Variable Account in the same proportion that the Contract's  Accumulated Value in each Subaccount bears to the  total  Accumulated  Value of the  Contract,  less  Accumulated  Value in the Loan
                           Account,  at the Monthly  Anniversary.  Subject to LB's  approval,  the Contract Owner may specify a different allocation for the Monthly Deduction.

                                    Cost of  Insurance.  Because  the  cost of  insurance  depends  upon  several variables,  the cost for each  Contract  Month can vary from  month to month.
                                    LB will determine the monthly  cost-of-insurance  charge by  multiplying  the applicable  cost-of-insurance  rate or  rates by the net  amount  at risk for each Contract  Month.  The net amount at risk on any Monthly  Anniversary  is the amount by which the Death  Benefit  which would have been payable on that
                                    Monthly   Anniversary   exceeds  the   Accumulated   Value  on  that  Monthly
                                    Anniversary.  For the purposes of this  calculation,  the Death  Benefit will be divided by 1.0040741,  which reduces the net amount at risk by taking into account  assumed  monthly  earnings at an annual rate of 5%. In general,  the actual  cost-of-insurance rate will be lower for Contracts have a Face Amount at issuance that equals or exceeds $250,000.

                                    The  monthly  cost  of  insurance  will be  determined  separately  for  each component  of the net  amount  at  risk,  using  the  cost-of-insurance  rate applicable to that component,  in the following  order:  (1) the initial Face
                                    Amount; (2) successively,  each increase in Face Amount up to the Face Amount in force,  in the order in which the increase took effect;  and (3) any Death
                                    Benefit  that would be payable by reason of  Accumulated  Value  calculations
                                    (that is,  whenever the Death Benefit is based on the  applicable  percentage of  Accumulated  Value) over the Face Amount in force.  For  example,  when a
                                    Contract  Owner has  elected  to make an  increase  in the Face  Amount,  the monthly cost of insurance  would be computed  separately  on the initial Face
                                    Amount  using the  cost-of-insurance  rate for the premium  class  determined upon  Contract  issuance,  and to each  increase  in Face  Amount  using  the cost-of-insurance  rate for the premium class determined for such increase as specified in the supplement to the Contract evidencing that increase.

                                    Because the monthly cost of insurance must be determined  separately for each component of the net amount at risk described  above,  the Accumulated  Value must be allocated to each  component.  For  purposes of  determining  the net amounts  at risk for each  component  if Option B is in  effect,  Accumulated
                                    Value will first be  considered a part of the initial  Face Amount,  and then each  successive  increase in the Face Amount.  If the  Accumulated  Value is greater than the initial Face  Amount,  it will be  considered a part of each increase  in order,  starting  with the first  increase.  When Option A is in effect,  the  Accumulated  Value is not  included  within  the  Face  Amount.
                                    Accordingly,  the  cost-of-insurance  rates  applicable  will be the  rate(s)
                                    applicable  to the  Face  Amount  (and any  increases  in Face  Amount).  The cost-of-insurance  rate  applicable to the remaining  Death Benefit,  if any, that would be payable by reason of Accumulated Value  calculations  (which is the  remainder  of the net  amount at risk)  will be that  applicable  to the initial Face Amount.

                                    Any change in the net amount at risk will affect the total cost of  insurance paid by the  Contract  Owner.  For  example,  because  the net amount at risk equals the excess of the Death Benefit over the  Accumulated  Value,  the net amount at risk may be affected by changes in the Accumulated  Value, the Face
                                    Amount, or the Death Benefit Option in effect.

                                    Cost of  Insurance  Rate.  Cost-of-insurance  rates will be based on the sex,
                                    Attained  Age  and  premium  class  of  the  Insured.   The  actual   monthly
                                    cost-of-insurance  rates  will be based  on LB's  expectations  as to  future
                                    experience.   They  will  not,  however,   be  greater  than  the  guaranteed
                                    cost-of-insurance  rates set forth in the Contract.  These  guaranteed  rates are based on the Insured's Attained Age and the 1980  Commissioners  Standard
                                    Ordinary  Mortality  Table.  Any change in the  cost-of-insurance  rates will generally  apply to all  persons of the same  Attained  Age,  sex and premium class.  In  general,  the  actual  cost-of-insurance  rate  will be lower for
                                    Contracts  having a Face Amount at issuance that equals or exceeds  $250,000.
                                    In connection with certain employment-related plans,  cost-of-insurance rates may in some circumstances not distinguish between men and women.

                                    Premium   Class.   The   premium   class  of  an  insured   will  affect  the
                                    cost-of-insurance  rates. LB currently  places Insureds into standard premium classes and  substandard  premium  classes  that  involve a higher  mortality risk.  In an  otherwise  identical  Contract,  an  Insured  in  the  standard premium  Class  will have a lower  cost of  insurance  than an  Insured  in a premium  class with higher  mortality  risks.  The  premium  classes are also divided into two categories:  smokers and non-smokers.  Non-smoking  Insureds will  generally  incur lower cost of  insurance  rates than  Insureds who are classified  as smokers.  Any Insured with an Attained  Age at issuance  under
                                    20 will not be classified initially as a smoker or non-smoker,  and then will be  classified  as a smoker at Attained  Age 20 unless the  Insured  provides satisfactory  evidence  that the Insured is a  non-smoker.  (LB will  provide notice  to the  Contract  Owner  of the  opportunity  for the  Insured  to be classified as a non-smoker when the Insured reaches Attained Age 20.)

                                    Monthly   Administration  Charge.  LB  has  primary  responsibility  for  the administration  of the  Contract and the Variable  Account.  As a result,  LB expects  to  incur  certain  ordinary  administrative  expenses  and  certain issuance expenses.  A monthly  administration  charge included in the Monthly
                                    Deduction  will be used to  reimburse  LB for these  expenses,  except to the extent that these  expenses  are  reimbursed  through the  collection  of the deferred  administrative charge included in the Decrease Charge, which is, in effect,  an  "acceleration"  of the initial  administrative  charge described below.

                                    There are two administration  charges included in the monthly  administration charge -- a basic  monthly  administrative  charge  that is  collected  every
                                    Contract Month and an initial monthly  administrative charge that is deducted
                                    as  part  of  the  first  120  Monthly   Deductions  (the  "Initial   Monthly
                                    Administrative   Charge")  following  Contract  issuance  and  following  any requested  increase  in Face  Amount.  LB does not expect to make a profit on either of these charges.

                                    Basic Monthly  Administrative  Charge. A basic monthly  administrative charge of $4.00 will be deducted  from  Accumulated  Value on the Contract  Date and each Monthly  Anniversary  as part of the Monthly  Deduction.  This charge is intended to reimburse LB for ordinary  administrative expenses expected to be incurred, including record-keeping,  processing Death Benefit claims, certain
                                    Contract changes, preparing and mailing reports, and overhead costs.

                                    Initial Monthly  Administrative  Charge.  The Initial Monthly  Administrative
                                    Charge  will be  deducted  from  Accumulated  Value as part of the  first 120
                                    Monthly Deductions  following Contract issuance,  commencing with the Monthly
                                    Deduction(s)  collected on the Contract Date.  This monthly charge will equal an amount per $1,000 of Face Amount based upon the Insured's  Attained Age at
                                    Contract  issuance and,  except for Insureds with an Attained Age at Contract issuance  under 20, upon  whether  the  Insured is a smoker or a  non-smoker.
                                    The Initial Monthly  Administrative  Charge per $1,000 of Face Amount will be determined  from  Appendix C to the  Prospectus.  As shown in Appendix C, the initial  Monthly  Administrative  Charge will be less for Contracts  having a
                                    Face Amount at issuance that equals or exceeds $250,000.

                                    If  the  Face   Amount  is   increased,   an   additional   Initial   Monthly
                                    Administrative  Charge will be deducted from Accumulated Value as part of the first 120 Monthly  Deductions  after the increase  beginning with the Monthly
                                    Anniversary  on  which  the  increase  becomes  effective.   This  additional
                                    Initial Monthly  Administrative  Charge will be determined in the same manner as for the initial Face  Amount,  except that the  Insured's  Attained Age on the effective  date of the increase will be used and the charge per $1,000 of
                                    Face Amount to be applied to the increase  will be based on the amount of the entire new Face Amount after giving effect to the increase.

                                    If a spouse rider providing  additional  insurance  benefits on the Insured's spouse is added, an additional Initial Monthly  Administrative Charge will be deducted from Accumulated  Value as part of the first 120 Monthly  Deductions
                                    after  the  issuance  of  the  spouse  rider,   beginning  with  the  Monthly
                                    Anniversary  on which the spouse rider  becomes  effective.  This  additional
                                    Initial Monthly  Administrative  Charge will be determined in the same manner as for the initial  Face Amount,  except that the  spouse's  Attained Age and smoker or non-smoker status on the effective date of the rider will be used.

                                    The Initial  Monthly  Administrative  Charge is intended to  reimburse LB for administrative  expenses in  connection  with the  issuance of the  Contract, including  medical exams,  review of applications for insurance  underwriting decisions,  and  processing of the  applications  and  establishing  Contract records.  Similar  expenses are expected in connection with future changes in the Contract  initiated by the Contract  Owner which  involve  "insurability"
                                    decisions,  such  as  applications  for  increases  in  Face  Amount  and the issuance of spouse riders.

                                    The issuance  expenses covered by the Initial Monthly  Administrative  Charge are the same expenses covered by the Deferred  Administrative Charge included in the Decrease Charge. LB will not,  however,  be reimbursed twice for these
                                    expenses.   As   described   above,   and  except  in  the  case  of  charges
                                    attributable  to spouse riders (see discussion  below),  if a Contract lapses or is totally  surrendered during the 10-year period when the Initial Monthly
                                    Administrative  Charge  applies,  or if a  requested  decrease in Face Amount occurs  during the 10-year  period when the  Initial  Monthly  Administrative
                                    Charge generally applies, the Initial Monthly  Administrative Charge will, in effect,  generally be "accelerated" and collected in the form of the Deferred
                                    Administrative Charge included in the Decrease Charge.

                                    Because the Deferred  Administrative  Charge  included in the Decrease Charge is in effect an "acceleration" of the Initial Monthly  Administrative Charge,
                                    the  imposition  of  the  Deferred   Administrative   Charge  will  generally
                                    eliminate  or  reduce  the  Initial  Monthly  Administrative  Charge.  If the
                                    Contract lapses or is totally  surrendered during the 10-year period when the
                                    Initial Monthly  Administrative Charge applies so that the Decrease Charge is imposed,  the Initial  Monthly  Administrative  Charge will not be collected.
                                    If the Face Amount is decreased at the Contract  Owner's  request during this
                                    10-year  period  so  that  the  Decrease   Charge   (including  the  Deferred
                                    Administrative  Charge)  is  imposed  in  part,  the  Initial  Administrative
                                    10-Year   Monthly   Charge   will  be  reduced   because   of  the   Deferred
                                    Administrative  Charge imposed (being  applied to reduce  proportionately  or eliminate the Initial  Monthly  Administrative  Charge  attributable  to that portion of the Face Amount covered by the Decrease Charge).

                                    If  a  Contract   lapses  and  is  then   reinstated,   the  Initial  Monthly
                                    Administrative  Charge  will  be  reinstated  until a  total  of 120  Monthly
                                    Deductions have been taken.

                                    No Deferred  Administrative  Charge will be calculated  for the issuance of a spouse rider,  even though a separate Initial Monthly  Administrative  Charge will be  calculated  for spouse  riders.  As a result,  the  Initial  Monthly
                                    Administrative   Charge   attributable   to  a  spouse   rider  will  not  be
                                    "accelerated"  and  collected  in the  form  of the  Deferred  Administrative
                                    Charge  included  in  the  Decrease  Charge  upon  surrender  or  lapse  or a requested  decrease  in Face  Amount.  If a lapse or total  surrender  of the
                                    Contract or a  cancellation  of the spouse rider  occurs  during the ten-year period when an Initial  Monthly  Administrative  Charge  applies for a spouse rider,  the  charge  will not be  collected.  If a  requested  decrease  on a spouse  rider  occurs  during  this  ten-year  period,  the  Initial  Monthly
                                    Administrative  Charge  attributable  to the  spouse  rider  will be  reduced proportionately.

                                    Additional  Insurance  Benefits  Charges.  The Monthly Deduction will include charges  for any  additional  insurance  benefits  added to the  Contract  by rider.  These charges are for insurance  protection,  and the monthly amounts will be specified in the Contract.

                           Transfer  Charge.  After two transfers have been made in any Contract Year, a transfer charge of $10 will be deducted  from each  subsequent  amount  transferred  during the remainder of such Contract  Year to  compensate  LB for the costs in  processing  such transfers.  LB reserves the right to increase this transfer charge in the future,  but the  transfer  charge  will never  exceed  $20. LB does not expect to make a profit on this charge.  The  transfer  charge will not be imposed on  transfers  resulting  from
                           Contract  loans,  the exercise of exchange  privileges or the initial  reallocation of
                           Accumulated  Value  from  LB's  General  Account  to the  Variable  Account  and these transfers will not count against the two free transfers in any year.

                           Partial  Surrender  Charge.  A partial  surrender  charge  of $25 or 2% of the  amount withdrawn,  whichever is less,  will be deducted  from the amount  withdrawn  for each partial  surrender to  compensate  LB for the  administrative  costs in effecting  the requested  payment and in making  necessary  calculations  for any  reductions in Face
                           Amount  which may be  required  by reason of the  partial  surrender.  This  charge is guaranteed not to increase.  LB does not expect to make a profit from this charge.

                           Charges Against the Variable Account.

                                    Mortality  and  Expense  Risk  Charge.  A daily  charge (the  "Mortality  and
                                    Expense Risk  Charge")  will be deducted  from the value of the net assets of the  Variable  Account to  compensate  LB for  mortality  and  expense  risks assumed  in  connection  with  the  Contract.  This  daily  charge  from  the
                                    Variable  Account  will be at the rate of .002055%  (equivalent  to an annual rate of .75%) of the  average  daily  net  assets of each  Subaccount  of the
                                    Variable  Account.  The  daily  charge  will be  deducted  from the net asset value  of the  Variable  Account,  and  therefore  the  Subaccounts,  on each
                                    Valuation  Date.  When the previous day or days was not a Valuation Date, the deduction on the Valuation Date will be .002055%  multiplied by the number of days since the last Valuation Date.

                                    The  mortality  risk  assumed by LB is that  Insureds  may live for a shorter time than projected  because of inaccuracies in the projections,  and that an aggregate  amount of Death Benefits  greater than that projected  accordingly will be  payable.  The  expense  risk  assumed is that  expenses  incurred in issuing  and  administering  the  Contracts  will  exceed the  administrative charges provided in the Contracts.

                                    Taxes.  Currently,  no charge will be made against the  Variable  Account for
                                    Federal income taxes.  LB may,  however,  make such a charge in the future if income or gains  within the Variable  Account  will incur any Federal  income tax  liability.  Charges  for  other  taxes,  if  any,  attributable  to  the
                                    Variable Account may also be made.

                                    Investment  Advisory  Fee and Fund  Expenses.  Because the  Variable  Account
                                    purchases  shares of the Fund,  the net assets of the  Variable  Account will reflect the investment advisory fee and other expenses incurred by the Fund.

                  (e)      State  whether the  depositor,  principal  underwriter,  custodian or trustee,  or any affiliated  person  of the  foregoing,  may  receive  profits  or other  benefits  not included in answer to Item 13(a) or 13(d)  through the sale or purchase of the trust's securities or interests in such securities,  or underlying  securities or interests in underlying  securities,  and  describe  fully the nature and extent of such profits or benefits.

                           There is no trustee.  Neither LB as  custodian  or  depositor,  nor LBSC as  principal underwriter,  nor any  affiliated  person of LB or of LBSC,  will  receive  profits or other benefits from premium  payments under the Contracts or the  investments  held in the Account not  included in the answers to Items 13(a) and 13(d)  through the sale or purchase  of the  Contracts  or shares of the Fund,  except  that (1) LB may receive a profit to the extent  that the cost of  insurance  built into a Contract  exceeds  the actual cost of  insurance  needed to pay the  benefits,  (2)  favorable  mortality  or expense  experience may cause the insurance provided under a Contract to be profitable to LB or LBSC, respectively,  (3) LB and/or LBSC will compensate certain other persons for services rendered in connection with the distribution of a Contract,  as described in the answer to Item 38, but such payments will be made from LB's general  account or by LBSC,  as the case may be, (4) LBRC will receive an advisory fee from the Fund,  as described in the answer to Item 13(a), and (5) Lutheran  Brotherhood will receive fees for certain investment and administrative duties (see the answer to Item 15).

                  (f)      State the percentage that the aggregate  annual charges and deductions for maintenance and other  expenses of the trust bear to the  dividend  and  interest  income from the trust property during the period covered by the financial statements filed herewith.

                           The Variable Account has not yet commenced operations.

                  Information Concerning the Operations of the Trust

         14.      Describe  the  procedure  with  respect  to the  applications  (if  any) and the  issuance  and authentication  of the trust's  securities,  and state the  substance of the  provisions of any indenture or agreement pertaining thereto.

                  The  Contracts  will be  offered  and  sold  pursuant  to  established  premium  schedules  and underwriting  standards  and in  accordance  with  state  insurance  laws.  Such laws  prohibit unfair  discrimination  among Contract  Owners,  but recognize that premiums must be based upon factors  such as age,  sex,  health and  occupation.  A person  desiring to purchase a Contract must  complete  an  application  on a form  provided by LB,  and,  if the  applicant  meets the prescribed  standards,  a Contract will be issued.  This process may involve such procedures as
                  medical   examinations  and  may  require  that  further   information  be  provided  before  a
                  determination can be made.

         15.      Describe the procedure  with respect to the receipt of payments from  purchasers of the trust's securities  and  the  handling  of  the  proceeds  thereof,  and  state  the  substance  of the provisions of any indenture or agreement pertaining thereto.

                  See the answer to Item 10(i) with regard to the payment and allocation of premiums.

                  Individuals  wishing to purchase a Contract  must make  application  to LB. A Contract  will be issued only to insureds who supply  satisfactory  evidence of  insurability  to LB.  Acceptance is subject to LB's  underwriting  rules and LB reserves the right to reject an application  for any reason permitted by law.

                  When  an  application  for a  Contract  is  completed,  it is  submitted  to  LB.  LB  performs suitability and insurance  underwriting  reviews and determines whether to accept or reject the application for the Contract and the insured's risk classification.

                  If the  applicant  desires to have  temporary  insurance  pending  Contract  issuance,  LB will require  a  premium  payment  (the  "Minimum  Conditional  Insurance  Premium")  equal to three initial Death Benefit Guarantee  Premiums,  or, in the case of automatic monthly payment plans, two  initial  Death  Benefit  Guarantee  Premiums.  If  LB  subsequently  determines  that  the proposed Insured is not an acceptable risk under LB's  underwriting  standards and rules,  even if the Minimum  Conditional  Insurance Premium has been paid, no temporary  insurance  coverage will have  been  provided  and any  premium  paid will be  refunded  (without  interest).  Upon delivery of the Contract,  the balance (if any) of the premium  required before issuance of the
                  Contract  (the  "Minimum  Contract  Issuance  Premium")  must be  paid.  The  Minimum  Contract
                  Issuance  Premium  will equal the initial  Scheduled  Premium  selected by the  Contract  Owner
                  (e.g.,  the quarterly,  semi-annual or annual premium  payment  selected by the Contract Owner)
                  or, in the case of automatic  monthly  payment  plans,  the greater of the Minimum  Conditional
                  Insurance Premium or the initial Scheduled Premium.

                  Until  the  Contract  Date,  premium  payments  will  be held in  LB's  General  Account.  If a
                  Contract is issued,  interest will be credited on premium  payments held in the General Account at a rate of  interest  determined  by LB;  no  interest  will be  credited  on  these  premium payments  if no  Contract  is  issued  (but the  full  amount  of any  premiums  paid  would be refunded).  On the Contract  Date, the Premium  Expense  Charges  attributable  to the premiums paid will be  deducted  and the  balance of the  amount of such  premiums  held in the  General
                  Account,  together  with any interest  credited on premiums held the General  Account,  will be transferred to the Variable Account in accordance with the Contract Owner's instructions.

         16.      Describe the  procedure  with  respect to the  acquisition  of  underlying  securities  and the disposition  thereof,  and state the substance of the  provisions of any indenture or agreement pertaining thereto.

                  The  assets  of  each  Subaccount  of the  Variable  Account  are  invested  in  shares  of the corresponding  Portfolio of the Fund at their net asset value next  computed  after  receipt of the purchase  order.  Similarly,  the Fund redeems its shares at net asset value next  computed after  receipt of the  request for  redemption.  The value of the assets of each  Portfolio  of the Fund is  determined  as of the  close of the New York  Stock  Exchange  on such day on each
                  Valuation Date.

         17.      (a)      Describe the procedure with respect to withdrawal or redemption by security holders.

                           See the answers to Items 10(c), 10(d), 10(e) and 10(i).

                  (b)      Furnish  the names of any  persons who may redeem or  repurchase,  or are  required to redeem or repurchase,  the trust's  securities or underlying  securities from security holders,  and the substance of the provisions of any indenture or agreement pertaining thereto.

                           LB is required by the terms of the Contracts to honor  requests for  redemption  where permitted.  LB causes  redemption of shares of the  Portfolios of the Fund held by the
                           Variable  Account  as  necessary  to make  payments  from the  assets of the  Variable
                           Account.

                  (c)      Indicate whether repurchased or redeemed securities will be canceled or maybe resold.

                           Upon termination, a Contract may not be resold.

         18.      (a)      Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

                           Distributions  in  respect  of the  shares of each  Portfolio  of the Fund held by the
                           Variable Account are reinvested in shares of that Portfolio at net asset value,  which shares are added to the assets of the appropriate Subaccount of the Variable Account.

                  (b)      Describe the procedure,  if any, with respect to the  reinvestment of distributions to security  holders  and state the  substance  of the  provisions  of any  indenture  or agreement pertaining thereto.

                           Not applicable.  See the answer to Item 18(a).

                  (c)      If any reserves or special  funds are created out of income or  principal,  state with respect to each such  reserve or fund the purpose and  ultimate  disposition  thereof, and describe the manner of handling of same.

                           Net Premiums  placed in the Variable  Account  constitute  reserves for benefits under the Contracts.

                  (d)      Submit a schedule showing the periodic and special  distributions which have been made to security  holders during the three years covered by the financial  statements filed herewith.  State for each such  distribution  the  aggregate  amount  and  amount  per share.  If  distributions  from  sources  other than  current  income  have been made, identify each such other source and indicate whether such distribution  represents the return of principal  payments to security  holders.  If payments  other than cash were made,  describe the nature  thereof,  the account charged and the basis of determining the amount of such charge.

                           The Variable Account has not yet commenced operations.

         19.      Describe the  procedure  with respect to the keeping of records and accounts of the trust,  the making of reports and the furnishing of information to security  holders,  and the substance of the provisions of any indenture or agreement pertaining thereto.

                  LB will  maintain  all  records  relating  to the  Variable  Account.  LB will mail to Contract
                  Owners,  at  their  last  known  address  of  record,   within  30  days  after  each  Contract
                  Anniversary,  a statement  showing,  as of such Contract  Anniversary,  the amount of the Death
                  Benefit,  the Cash Surrender Value and Contract  transactions since the last report,  including premiums paid and monthly  charges  deducted,  any Contract  loans  (including  loan  interest, interest  credited from the Loan Account,  interest  prepayments  and loan  repayments) and any partial  surrenders,  as well as any  changes  since  the  last  report  in  Face  Amount,  the
                  Accumulated  Value,  the outstanding  Decrease  Charge,  and any Contract Debt. The report will also  show how  future  Net  Premiums  will be  allocated  among  the  Subaccount(s)  under the
                  Contract Owner's current allocation instructions.

                  Any premium  payment  (other than under an automatic  payment plan offered by LB), any Contract loan, interest  prepayment or loan repayment,  any change in instructions for allocation of Net
                  Premiums or other  Contract  transactions,  any  transfer  of amounts  among  Subaccounts,  any partial  surrender,  any  reduction  of the  Decrease  Charge as a result of a decrease in Face
                  Amount,  any  exercise  of a free look  privilege  of the  Contract  or of an  increase in Face
                  Amount,  any  exchange of the Contract or of an increase in Face  Amount,  a full  surrender of the Contract,  and payment of Death Benefit  proceeds will be confirmed in writing within seven days of the  transaction or as required by applicable  law. Upon request,  any Contract  holder will be sent a receipt of any premium payment.

                  Each  Contract  Owner will also be sent an annual  and a  semi-annual  report for the  Variable
                  Account  and a list of the  securities  held in each  Portfolio  of the Fund as required by the
                  Investment Company Act of 1940.

         20.      State the substance of the  provisions of any indenture or agreement  concerning the trust with respect to the following:

                  (a)      Amendments to such indenture or agreement.

                           Not applicable.

                  (b)      The extension or termination of such indenture or agreement.

                           Not applicable.

                  (c)      The removal or resignation of the trustee or custodian,  or the failure of the trustee or custodian to perform its duties, obligations and functions.

                           There is no such indenture or agreement and accordingly no such provision.

                  (d)      The  appointment  of a successor  trustee and the procedure if a successor  trustee is not appointed.

                           The Variable Account has no trustee.

                  (e)      The  removal or  resignation  of the  depositor,  or the failure of the  depositor  to perform its duties, obligations and functions.

                           There is no such indenture or agreement and accordingly no such provision.

                  (f)      The  appointment of a successor  depositor and the procedure if a successor  depositor is not appointed.

                           There is no such indenture or agreement and accordingly no such provision.

         21.      (a)      State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

                           Loan  Privileges  -  General.  The  Contract  Owner  may at any time  after  the first
                           Contract  Year borrow  money from LB using the  Contract as the only  security for the loan.  The  Contract  Owner  may at any time  after  the first  Contract  Year  obtain
                           Contract  loans in a minimum  amount of $100 but not exceeding in the aggregate 90% of
                           Accumulated  Value  less any  Decrease  Charge  on the date of any  loan.  Loans  have priority  over the claims of any assignee or other  person.  The loan may be repaid in full or in part at any time while the Insured is living.

                           Allocation of Contract  Loan.  LB will allocate a Contract loan among the  Subaccounts of the Variable Account in the same proportion that the Contract's  Accumulated  Value in each Subaccount  bears to the Contract's  total  Accumulated  Value in the Variable
                           Account,  as of the  day on  which  the  request  is  received  or,  if  that is not a
                           Valuation  Date,  on the next  following  Valuation  Date.  With  LB's  approval,  the
                           Contract Owner can select a different allocation.

                           Loans  will  normally  be paid  within  seven days  after  receipt of Written  Notice.
                           Postponement of loans may take place under certain circumstances.

                           Interest.  The interest  rate  charged on Contract  loans  accrues  daily at an annual rate of 7.4%,  payable in advance,  which is equivalent to 8% per year.  Loan interest is calculated on a prepaid  basis,  and is payable in advance at the time any Contract loan is made  (for  the  rest  of the  Contract  Year)  and at the  beginning  of each
                           Contract Year  thereafter  (for that entire  Contract  Year).  If interest is not paid when due,  it will be added to the loan  balance  and will bear  interest  at the same rate.  If  death or full  surrender  occurs  before  the  next  Contract  Anniversary, unearned interest will be added to the proceeds payable.

                           Effect of Contract  Loans.  Accumulated  Value  equal to the  portion of the  Contract loan allocated to each Subaccount will be transferred  from the Subaccount to the Loan
                           Account,  thereby reducing the Contract's Accumulated Value in that Subaccount.  These transactions are not treated as transfers for purposes of the transfer charge.

                           Accumulated  Value in the Loan Account will be credited  with interest at an effective annual  rate of 6%. No  additional  interest  will be credited  to these  assets.  The interest  earned  during a Contract  Month will be credited at the end of the Contract
                           Month. Any interest  credited will be allocated to the  Subaccount(s) in proportion to the Accumulated Value in the respective Subaccounts.

                           Although  Contract loans may be repaid at any time before the Maturity Date,  Contract loans will  permanently  affect the Contract's  potential  Accumulated  Value and Cash
                           Surrender Value and may permanently  affect the Death Benefit under the Contract.  The effect on  Accumulated  Value and Death  Benefit  could be  favorable  or  unfavorable depending  on whether  the  investment  performance  of the  Accumulated  Value in the
                           Subaccount(s)  is less than or greater than the interest  being credited on the assets in the Loan  Account  while the loan is  outstanding.  Compared  to a  Contract  under which no loan is made,  values  under the  Contract  will be lower when such  interest
                           credited   is  less  than  the   investment   performances   of  assets  held  in  the
                           Subaccount(s).  In addition,  the Death Benefit proceeds will be reduced by the amount of any outstanding Contract Debt.

                           Repayment  of  Contract  Debt.  Debt may be repaid any time before the  Maturity  Date while the  Insured is living.  If not repaid,  LB will  deduct Debt from any  proceeds payable under the Contract.  As Debt is repaid, the Contract's  Accumulated Value held in the  Subaccount(s) of the Variable  Account will be restored.  LB will transfer the amount of such  repayment  (as well as any prepaid loan  interest that was unearned by
                           LB at the time of repayment) to the  Subaccount(s) of the Variable Account in the same proportion  that  the  Contract's  Accumulated  Value  in a  Subaccount  bears  to the
                           Contract's  total  Accumulated  Value in the Variable  Account (the Contract Owner may
                           select a  different  transfer  basis  with LB's  approval).  When the  entire  Debt is repaid,  interest  that would be  credited  upon the assets  held in the Loan  Account during the period from the last  Monthly  Anniversary  to the date of  repayment  will also be allocated to the  Subaccount(s) in the same proportion as Debt repayments will be  allocated.  LB will  allocate  the  repayment  of Debt as of the date on which the repayment  is received  or, if that is not a  Valuation  Date,  on the next  following
                           Valuation Date.

                           The  Contract  Owner must notify LB if a payment is a loan  repayment;  otherwise,  it will be considered a premium payment.

                           Tax Considerations.  Like total or partial  surrenders,  Contract loans are a means of withdrawing  Accumulated  Value from the Contract.  A total or partial  surrender may, have tax consequences depending on the circumstances of such withdrawal.

                  (b)      Furnish a brief  description  of any procedure or  arrangement by which loans are made available to security  holders by the  depositor,  principal  underwriter,  trustee or custodian, or any affiliated person of the foregoing.

                           See the answer to Item 21(a).

                  (c)      If such loans are made,  furnish the aggregate amount of loans  outstanding at the end of the last fiscal year, the amount of interest  collected during the last fiscal year allocated to the depositor, principal underwriter,  trustee or custodian or affiliated person of the  foregoing  and the  aggregate  amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

                           The Variable Account has not yet commenced operations.

         22.      State  the  substance  of  the  provisions  of any  indenture  or  agreement  with  respect  to limitations on the  liabilities of the depositor,  trustee or custodian,  or any other party to such indenture or agreement.

                  See the answer to Item 10(e) for a description of the  provisions of the Contracts  relating to lapse.

                  For  any  assignment  of a  Contract  to be  binding  on LB,  it  must  receive  a copy  of the assignment  at  its  Home  Office.  LB  assumes  no  responsibility  for  the  validity  of any assignment or the extent of the assignee's  interest.  All  assignments  will be subject to any
                  Contract Debt.

                  If the  Insured's  age or sex is misstated in the Contract  application,  the benefits  payable under the Contract  will be adjusted to the amount that would have been  provided  based on the
                  Insured's correct age and sex.

                  If the  Insured  dies by  suicide  within  two  years  (or  such  shorter  period  provided  by applicable  state law) from the Date of Issue,  LB will pay an amount  equal to  premiums  paid less any  partial  surrenders  (and  partial  surrender  charges)  and  Contract  Debt.  If the
                  Insured  commits  suicide  within two years after the  effective  date of any  increase in Face
                  Amount  requiring  evidence of  insurability  (or such shorter  period  required by  applicable state law),  the amount LB will pay with respect to the  increase  will be only an amount equal to the Monthly Deductions previously made for the increase.

                  LB may defer payment of maturity  proceeds,  any loan or surrender and any portion of the death proceeds in excess of the Face Amount if (a) the New York Stock  Exchange is closed  other than customary  week-end  and  holiday  closings,  or  trading  on the New York  Stock  Exchange  is restricted as determined by the  Securities  and Exchange  Commission,  (b) the  Securities and
                  Exchange  Commission by order permits  postponement for the protection of Contract  Owners,  or
                  (c) an emergency exists, as determined by the Securities and Exchange  Commission,  as a result of  which  disposal  of  securities  is not  reasonably  practicable  or it is  not  reasonably practicable  to  determine  the value of the  Variable  Account's  net  assets.  Transfers  and allocations of  Accumulated  Value to and against the  Subaccounts of the Variable  Account may also be  postponed  under  these  circumstances.  Payments  under the  Contract  of any amounts derived  from  premiums  paid by check may be delayed  until such time as the check has cleared the Contract Owner's bank.

         23.      Describe  any  bonding  arrangement  for  officers,  directors,  partners or  employees  of the depositor  or  principal  underwriter  of the trust,  including  the amount of coverage and the type of bond.

                  An insurance  company blanket bond is maintained  providing  $10,000,000  coverage for officers and employees of Lutheran  Brotherhood,  LB and LBSC,  and $100,000  coverage for their general agents and Representatives, both subject to a $25,000 deductible.

         24.      State the substance of any other material  provisions of any indenture or agreement  concerning the trust or its  securities  and a description  of any other  material  functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

                  See the answer to Item 38(b) for a description of the provisions of the Sales  Agreement  among
                  LB, the Variable Account and LBSC.

                  LB cannot  contest the validity of a Contract  after it has been in force during the  Insured's lifetime for two years from its Date of Issue,  except for any provisions  granting benefits in the event of total  disability.  Similar  incontestability  will apply to an  increase  in Face
                  Amount or any  reinstatement  after it has been in force during the Insured's  lifetime for two years from its effective date.

III.     ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

                  Organization and Operations of Depositor

         25.      State the form of  organization  of the depositor of the trust,  the name of the state or other sovereign  power  under  the  laws of  which  the  depositor  was  organized  and  the  date of organization.

                  LB is a fraternal  benefit  society which was organized under the laws of Minnesota on June 13,
                  1917.

         26.      (a)      Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

                           LB has not yet received any such fees.

                  (b)      Furnish the  following  information  with respect to any fee or any  participation  in fees  received  by  the  depositor  from  any  underlying  investment  company  or any affiliated person or investment adviser of such company:

                           (1)      The nature of such fee or participation.

                           (2)      The name of the person making payments.

                           (3)      The nature of the services rendered in consideration for such fee or participation.

                           (4)      The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                           LB has not  received  any fees from the  Fund,  or from any  affiliated  person of the
                           Fund, except from LBRC, the investment adviser of the Fund.

         27.      Describe  the  general  character  of the  business  engaged in by the  depositor  including  a statement  as to any  business  other than that of  depositor  of the trust.  If the  depositor acts or has acted in any capacity  with respect to any  investment  company or companies  other than the trust, state the name or names of such company or companies,  their  relationship,  if any, to the trust,  and the nature of the depositor's  activities  therewith.  If the depositor has  ceased to act in such  named  capacity,  state the date of and  circumstances  surrounding such cessation.

                  LB is admitted to do a life insurance,  health  insurance and disability  business in 50 states and the District of Columbia.

                  Officials and Affiliated Persons of Depositor

         28.      (a)      Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

                           As a fraternal benefit society,  LB is an incorporated  society without capital stock,
                           i.e., there are no individual  shareholders.  All ownership of LB and all power in its operations  rest wholly in its nearly one million members and each member has an equal voice  in the  management  of LB.  See  the  answer  to  Item  28(b)  for  information concerning the names,  addresses and business experience during the last five years of the executive officers and directors of LB.

                  (b)      Furnish a brief  statement  of the business  experience  during the last five years of each officer director or partner of the depositor.

                           Directors of LB:
                           Name                                        Principal Occupation

                           Clair E. Strommen                           Chairman of the Board
                                                                       of Directors

                           Robert P. Gandrud                           President, Chief Executive
                                                                       Officer and Director

                           Robert O. Blomquist                         Director

                           Richard W. Duesenberg                       Director

                           William R. Halling                          Director

                           Herbert D. Ihle                             Director

                           Richard C. Kessler                          Director

                           Judith K. Larsen                            Director

                           John P. McDaniel                            Director

                           Sigurd D. Medhus                            Director

                           Mary Ellen H. Schmider                      Director

                           Russel M. Smith                             Director

                           Lloyd A. Svendsbye                          Director

                           Officers of LB:
                           Name                                        Principal Occupation

                           Robert P. Gandrud                           President and Chief Executive
                                                                          Officer
                           Rolf F. Bjelland                            Executive Vice President -
                                                                          Investments
                           Harlan J. Hogsven                           Senior Vice President - Human
                                                                          Resources
                           David J. Larson                             Senior Vice President, Secretary and
                                                                          General Counsel
                           Dr. Edward A. Lindell                       Senior Vice President - External
                                                                          Affairs
                           Michael E. Loken                            Senior Vice President - Management
                                                                          Information Services
                           Richard K. Lund                             Senior Vice President - Corporate
                                                                          Administration.
                           Bruce J. Nicholson                          Executive Vice President and Chief
                                                                          Chief Financial Officer
                           Paul R. Ramseth                             Executive Vice President - Member
                                                                          Services
                           William H. Reichwald                        Executive Vice President -
                                                                          Marketing
                           Jerald E. Sourdiff                          Senior Vice President - Controller's
                           J. Keith Both                               Regional Vice President - Marketing
                           Randall L. Boushek                          Vice President - Portfolio Manager
                           David J. Christianson                       Vice President - Insurance Services
                           Craig R. Darrington                         Regional Vice Presidet - Marketing
                           Pamela H. Desnick                           Vice President - Communications
                           Mitchell F. Felchle                         Vice President - Law
                           Charles E. Heeren                           Vice President - Bond Investments
                           Otis F. Hilbert                             Vice President - Law
                           Richard J. Johnson                          Vice President - Product
                                                                          Management
                           Gary J. Kallsen                             Vice President - Mortgages and
                                                                          Real Estate
                           Fred O. Konrath                             Vice President - Staffing and
                                                                          Employment Relations
                           C. Theodore Molen                           Regional Vice President -
                                                                          Marketing
                           Victoria A.E. Obenshain                     Vice President - Marketing
                                                                          Services/Segmentation
                           James R. Olson                              Vice President - Investor
                                                                          Services/Administration
                           Kevin B. Pedersen                           Vice President - Field Administrative
                                                                          Services
                           Dennis K. Peterson                          Vice President - Fraternal
                           Bruce M. Piltingsrud                        Vice President - Research\
                                                                          Marketing Strategies
                           John O. Swanson, M.D.                       Vice President and Medical
                                                                          Director
                           James M. Walline                            Vice President - Equities/Mutual
                                                                          Funds Investment
                           Anita J.T. Young                            Vice President and Treasurer

                  All of the foregoing  directors and officers  have been  officers of Lutheran  Brotherhood  for the past five years.  The business  address of all directors  and  executive  officers of LB is
                  625 Fourth Avenue South, Minneapolis, Minnesota  55415.

         29.      Furnish as at latest  practicable  date the following  information with respect to each company which  directly  or  indirectly  owns,  controls  or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

                  As a fraternal  benefit  society,  LB is an incorporated  society without capital stock,  i.e., there are no  individual  shareholders.  All  ownership  of LB and all power in its  operations rest  wholly in its nearly  one  million  members  and each  member  has an equal  voice in the management of LB.

                  Lutheran  Brotherhood  is a fraternal  benefit  society  owned by and operated for its members.
                  It was founded in 1917 under the laws of the State of  Minnesota,  and its  principal  business address is 625 Fourth Avenue South, Minneapolis, Minnesota 55415.

         30.      Furnish as at latest  practicable  date the following  information  with respect to any person, other than  those  covered  by Items 28, 29 and 42 who  directly  or  indirectly  controls  the depositor.

                  None.

                  Compensation of Officers and Directors of Depositor

                  Compensation of Officers of Depositor

         31.      Furnish the following  information  with respect to the  remuneration  for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

                  (a)      directly to each of the officers or partners of the depositor  directly  receiving the three highest amounts of remuneration;

                  (b)      directly to a11 officers or partners of the depositor as a group  exclusive of persons whose  remuneration  is included  under Item 31(a),  stating  separately the aggregate amount  paid  by the  depositor  itself  and  the  aggregate  amount  paid  by all the subsidiaries;

                  (c)      indirectly  or  through  subsidiaries  to  each of the  officers  or  partners  of the depositor.

                           No officer  has been paid any  remuneration  by LB for  services  with  respect to the
                           Variable Account.

                  Compensation of Directors

         32.      Furnish the following  information with respect to the remuneration for services,  exclusive of remuneration  reported  under  Item 31,  paid by the  depositor  during  the last  fiscal  year covered by financial statements filed herewith:

                  (a)      the aggregate direct remuneration to directors;

                  (b)      indirectly or through subsidiaries to directors.

                           No director  has been paid any  remuneration  by LB for  services  with respect to the
                           Variable Account.

                  Compensation to Employees

         33.      (a)      Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of 10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

                           No such person has been paid any  remuneration  by LB for services with respect to the
                           Variable Account.

                  (b)      Furnish the following  information  with respect to the remuneration for services paid directly  during the last fiscal year covered by financial  statements  filed herewith to the  following  classes  of persons  (exclusive  of-those  persons  covered by Item
                           33(a):  (1) Sales  managers,  branch  managers  district  managers  and other  persons
                           supervising  the  sale  of  registrant's  securities;   (2)  Salesmen,  sales  agents,
                           canvassers and other persons  making  solicitations  but not in supervisory  capacity;
                           (3)  Administrative  and clerical  employees;  and (4) Others. If a person is employed in more than one capacity classify according to predominant type of work.

                           No such person has been paid any  remuneration  by LB for services with respect to the
                           Variable Account.

                  Compensation to Other Persons

         34.      Furnish the following  information  with respect to the aggregate  amount of  compensation  for services paid any person  (exclusive of persons whose  remuneration is reported in Items 31, 32 and 33), whose  aggregate  compensation  in connection  with services  rendered with respect to the trust in all  capacities  exceeded  10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

                  No such  person  has been paid  remuneration  in  excess of  $10,000  by LB for  services  with respect to the Variable Account.

IV.      DISTRIBUTION AND REDEMPTION OF SECURITIES

                  Distribution of Securities

         35.      Furnish  the names of the states in which  sales of the trust's  securities  (A) are  currently being made, (B) are presently proposed to be made, and (C) have been  discontinued,  indicating by appropriate letter the status with respect to each state.

                  No sales of the  Contracts  are currently  being made nor have sales been  discontinued  in any state.  It is  presently  proposed  that the  Contracts  will be sold in all states where LB is authorized to sell variable life insurance.

         36.      If sales of the trust's  securities  have at any time since January 1, 1936 been  suspended for more than a month describe briefly the reasons for such suspension.
                  Sales of the Contracts have never been suspended.

         37.      (a)      Furnish the following information with respect to each instance where subsequent to January 1, 1937, any federal or state governmental officer, agency or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

                           (1)      Name of officer, agency or body.

                           (2)      Date of denial.

                           (3)      Brief statement of reason given for denial.

                           Authority to distribute the Contracts has never been denied.

                  (b)      Furnish the following  information  with regard to each instance where,  subsequent to
                           January 1, 1937, the authority to distribute  securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

                           (1)      Name of officer agency or body.

                           (2)      Date of revocation.

                           (3)      Brief statement of reason given for revocation.

                           Authority to distribute the Contracts has never been revoked.

         38.      (a)      Furnish a general description of the method of distribution of securities of the trust.

                           LBSC  will act as the  principal  underwriter  of the  Contracts  pursuant  to a Sales
                           Agreement to Which LBSC, LB and the Account are parties.  LBSC is registered  with the
                           Securities and Exchange  Commission as a broker-dealer  under the Securities  Exchange
                           Act of 1934 and is a member of the National  Association of Securities  Dealers,  Inc.
                           LBSC is also named as distributor of the stock of the Lutheran  Brotherhood  Family of
                           Funds, a diversified  open-end  investment company consisting of the following series:
                           Lutheran   Brotherhood  Money  Market  Fund,   Lutheran   Brotherhood  Fund,  Lutheran
                           Brotherhood  Income  Fund,   Lutheran   Brotherhood   Municipal  Bond  Fund,  Lutheran
                           Brotherhood  High Yield Fund, and Lutheran  Brotherhood  Opportunity  Growth Fund. The
                           Contracts  will be sold through  Representatives  who are licensed by state  insurance
                           officials  to  sell  the  Contracts.   These   Representatives   are  also  registered
                           representatives  of  LBSC.  The  Contracts  are  offered  in all  states  where  LB is authorized to sell variable life insurance.

                  (b)      State  the  substance  of  any  current  selling   agreement  between  each  principal
                           underwriter and the trust or the depositor,  including a statement as to the inception and termination dates of the agreement,  any renewal and termination  provisions,  and any assignment provisions.

                           A Sales  Agreement  among LBSC,  LB and the Account  will be entered into prior to the commencement  of sales of the Contracts.  By the terms of the  Agreement,  LBSC agrees to act as  principal  underwriter  of the  Contracts  for the  Account and the Account
                           agrees that LBSC shall be the  exclusive  principal  underwriter  of the Contracts for the Account.  LBSC agrees to offer for sale and to sell the  Contracts on behalf of LB in each state and other jurisdiction in which the Contracts may be lawfully sold.

                           Under the Sales Agreement,  Representatives  receive commissions and service fees from
                           LBSC  for  selling  and  servicing  the  Contracts.   LB  reimburses   LBSC  for  such
                           compensation.  LB also  reimburses  LBSC for other expenses  incurred in marketing and selling the  Contracts.  These include  general agent  compensation,  Representatives'
                           training allowances,  agency expense allowances,  deferred  compensation and insurance benefits of Representatives and general agents.

                           The  Agreement  may be  terminated  by any party  thereto  without  the payment of any penalty  upon  giving  at least 60 days'  written  notice to the  other  parties.  The
                           Agreement  shall  immediately  terminate  in the event of its  assignment  (within the meaning of the  Investment  Company Act of 1940).  In the event that the  Agreement is terminated,  the parties shall continue to have the rights and  obligations  set forth therein with respect to any of the Contracts  outstanding  at the date of  termination for so long as any of such  Contracts  shall remain  outstanding.  Moreover,  LB shall
                           continue  to  assume  its   allocable   share  of  the   expenses   required  for  the
                           administration of the Account of the nature set forth in the Agreement.

                           The Agreement may be amended at any time by the mutual consent of the parties.

                  (c)      State the  substance  of any current  agreements  or  arrangements  of each  principal underwriter  with dealers,  agents,  salesmen,  etc. with respect to  commissions  and overriding commissions,  territories,  franchises,  qualifications and revocations. If the trust is the issuer of periodic payment plan  certificates,  furnish  schedules of commissions  and the bases  thereof.  In lieu of a statement  concerning  schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

                           See Exhibit A(3)(b) and (c).

                  Information Concerning Principal Underwriter

                  (a)      State the form of  organization  of each  principal  underwriter  of securities of the trust,  the name of the state or other  sovereign  power  under the laws of which each underwriter was organized and the date of organization.

                           LBSC is a corporation  organized under the laws of the Commonwealth of Pennsylvania on
                           June 10, 1969.

                  (b)      State  whether any  principal  underwriter  currently  distributing  securities of the trust is a member of the National Association of Securities Dealers, Inc.

                           LBSC, which will serve as principal underwriter for the Contracts,  is a member of the
                           National Association of Securities Dealers, Inc.

         40.      (a)      Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

                           LBSC has not yet received any such fees.

                  (b)      Furnish the  following  information  with respect to any fee or any  participation  in fees received by each principal  underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

                           (1)      The nature of such fee or participation.

                           (2)      The name of the person making payment.

                           (3)      The  nature  of the  services  rendered  in  consideration  for  such  fee or participation.

                           (4)      The  aggregate  amount  received  during the last fiscal year  covered by the financial statements filed herewith.

                           None.

         41.      (a)      Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust.  If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities.  If a principal underwriter has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

                           LBSC is also named as distributor of the stock of the Lutheran  Brotherhood  Family of
                           Funds, a diversified  open-end  investment company consisting of the following series:
                           Lutheran   Brotherhood  Money  Market  Fund,   Lutheran   Brotherhood  Fund,  Lutheran
                           Brotherhood  Income  Fund,   Lutheran   Brotherhood   Municipal  Bond  Fund,  Lutheran
                           Brotherhood High Yield Fund, and Lutheran Brotherhood Opportunity Growth Fund.

                  (b)      Furnish  as at latest  practicable  date the  address  of each  branch  office of each principal  underwriter  currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

                           Not applicable.

                  (c)      Furnish the number of individual  salesmen of each principal  underwriter through whom any of the  securities of the trust were  distributed  for the last fiscal year of the trust covered by the  financial  statements  filed  herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

                           Sales of the Contracts have not yet commenced.

         42.      Furnish  as at  latest  practicable  date  the  following  information  with  respect  to  each principal underwriter currently  distributing  securities of the trust and with respect to each of the officers, directors or partners of such underwriter.

                  No Contracts have yet been issued by the Variable Account.

         43.      Furnish,  for the last fiscal year covered by the  financial  statements  filed  herewith,  the amount of brokerage  commissions  received by any  principal  underwriter  who is a member of a national securities  exchange and who is currently  distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

                  Not applicable.

                  Offering Price or Acquisition Valuation of Securities of the Trust

         44.      (a)      Furnish the following information with respect to the method of valuation used by the trust for purpose of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

                           (1)      The source of quotations used to determine the value of portfolio securities.

                                    Fund  shares are valued at net asset  value as  supplied to LB by the Fund or its agent.

                           (2)      Whether opening, closing, bid, asked or any other price is used.

                                    See the answers to Items 44(a)(1) and 16.

                           (3)      Whether price is as of the day of sale or as of any other time.

                                    See the answer to Item 16.

                           (4)      A brief  description of the methods used by registrant for determining  other assets and liabilities  including  accrual for expenses and taxes  (including taxes on unrealized appreciation).

                                    The Variable  Account's  assets and liabilities  (such as charges against the
                                    Variable   Account)  are  valued  in  accordance   with  generally   accepted
                                    accounting  principles  on an  accrual  basis.  Since LB does not  expect  to incur any  substantial  federal income tax liabilities on the earnings or the capital gains  attributable to the Variable Account for the immediate future,
                                    LB does not  intend to  create a  reserve  for its  federal  income  taxes in connection therewith.

                           (5)      Other  items  which  registrant  adds to the net  asset  value  in  computing offering price of its securities.

                                    Not applicable.

                           (6)      Whether adjustments are made for fractions:

                                    (i)     before adding distributor's compensation (load); and

                                    (ii)    after adding distributor's compensation (load).

                                    Not applicable  because the Variable Account does not compute per-unit values and  sales  loads in the  manner  presupposed  by this  Item and Item  44(b).
                                    Appropriate adjustments will be made for fractions in all computations.

                  (b)      Furnish a specimen  schedule  showing  the  components  of the  offering  price of the trust's securities as at the latest practicable date.

                           The Contracts have not yet been offered for sale.

                  (c)      If there is any  variation  in the  offering  price of the trust's  securities  to any person or classes of persons other than  underwriters,  state the nature and amount of such  variation and indicate the person or classes of persons to whom such offering is made.

                           LB does not  require a premium  payment  of a fixed  amount at fixed  intervals  for a specified time period.  A Contract Owner may,  subject to the limitations set forth in
                           Item 10(i),  pay premiums at any  frequency in any amount.  Nonetheless,  if the Death
                           Benefit  Guarantee  is not in  effect,  Contract  Owners  will need to pay  sufficient premiums  to  maintain  adequate  Accumulated  Value  to pay  the  Monthly  Deduction,
                           including the cost of insurance.  The cost of insurance will vary,  depending upon the insured's Attained Age, sex, and premium  classification.  In addition,  there will be additional  charges  if  optional  insurance  benefits  are  elected.  Thus,  for  the
                           Contract  to  remain  in  force,  a  Contract  Owner  will  need to take  the  cost of
                           insurance,   as  well  as  other   factors  such  as  investment   performance,   into
                           consideration in determining the amount and frequency of premium payments.

         45.      Furnish the following  information  with respect to any suspension of the redemption  rights of the  securities  issued by the trust  during the three fiscal  years  covered by the  financial statements filed herewith:

                  (a)      by whose action redemption rights were suspended.

                  (b)      the number of days' notice given to security holders.

                  (c)      reason for suspension.

                  (d)      period during which suspension was in effect.

                  There has been no suspension of the right to redeem the Contracts.

                  Redemption Valuation of Securities of the Trust

         46.      (a)      Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the Trust:

                           (1)      The source of quotations used to determine the value of portfolio securities.

                                    See the answer to Item 44(a)(1).

                           (2)      Whether opening, closing, bid, asked or any other price is used.

                                    See the answer to Item 44(a)(2).

                           (3)      Whether price is as of the day of sale or as of any other time.

                                    As of the day a request for surrender is received.

                           (4)      A brief  description of the methods used by registrant for determining  other assets and liabilities  including  accrual for expenses and taxes  (including taxes on unrealized depreciation).

                                    See the answers to Items 44(a)(4) and 18(c).

                           (5)      Other items which  registrant  deducts  from the net asset value in computing redemption value of its securities.

                                    See the answer to Items 10(c) and 13(a).

                           (6)      (A)     Whether adjustments are made for fractions.

                                            Not applicable.

                                    (B)     Furnish  a  specimen   schedule   showing  the   components   of  the
                                            redemption  price to the holders of the trust's  securities as at the latest practicable date.

                                            The Contracts have not yet been offered for sale.

                  Purchase and Sale of Interests in Underlying Securities from and to Security Holders

         47.      Furnish a statement as to the procedure  with respect to the  maintenance  of a position in the underlying  securities  or  interests  in the  underlying  securities,  the  extent  and nature thereof and the person who maintains  such a position.  Include a description  of the procedure with  respect  to the  purchase  of  underlying  securities  or  interests  in  the  underlying securities from security holders who exercise  redemption or withdrawal  rights and the sale of such  underlying  securities  and  interests in the  underlying  securities  to other  security holders.  State whether the method of valuation of such  underlying  securities or interests in underlying  securities  differs  from  that  set  forth  in  Items  44 and 46.  If any  item of expenditure  included  in the  determination  of the  valuation  is not or may not  actually be incurred or expended explain the nature of such item and who may benefit from the transaction.

                  LB will  maintain a position in the  Portfolios  of the Fund by (a)  purchasing  Fund shares at net asset value in  connection  with the Net  Premiums  allocated  to the  Variable  Account in accordance  with  instructions  from Contract Owners and (b) redeeming Fund shares at net asset value for the  purpose of meeting  Contract  obligations.  See the answer to Item 16.  There is no procedure  for the purchase of  underlying  securities  or interests  therein from  Contract
                  Owners who exercise surrender rights.

V.       INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

         48.      Furnish the following information as to such trustee or custodian of the trust.

                  (a)      Name and principal business address

                  (b)      Form of organization

                  (c)      State or other  sovereign  power under the laws of which the trustee or custodian  was organized

                  (d)      Name of governmental supervising or examining authority

                  See  the  answer  to Item 2 for the  principal  business  address  of AAL.  AAL is a  fraternal benefit  society  organized  under  the  laws of the  State  of  Wisconsin.  It is  subject  to regulation  by the Insurance  Department  of the State of  Wisconsin.  The books and records of
                  AAL  are  subject  to  review  and  examination  by  that  Division  at  all  times  and a full
                  examination  of  its  operations  is  conducted  by  the  National   Association  of  Insurance
                  Commissioners   periodically.   In  addition,   AAL  is  subject  to  the  insurance  laws  and
                  regulations of the other jurisdictions in which it is licensed to operate.

         49.      State the basis for  payment of fees or  expenses  of the  trustee or  custodian  for  services rendered with respect to the trust and its  securities,  and the aggregate  amount  thereof for the last  fiscal  year.  Indicate  the  person  paying  such fees or  expenses.  If any fees or expenses are prepaid, state the unearned amount.

                  Not applicable.

         50.      State  whether the  trustee or  custodian  or any other  person has or may create a lien on the assets  of the  trust,  and  if so,  give  full  particulars  outlining  the  substance  of the provisions of any indenture or agreement with respect thereto.

                  There is no  trustee.  Neither  AAL as  custodian,  nor any other  person,  has or may create a lien on the assets of the trust.  The  Contracts  provide in  implementation  of Wisconsin  law that  assets  of the  Variable  Account  equal to the  reserves  and other  liabilities  of the
                  Variable  Account may not be used to satisfy any obligations  arising out of any other business
                  AAL may conduct.

VI.      INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

         51.      Furnish the following information with respect to insurance of holders of securities:

                  (a)      The name and address of the insurance company

                           AAL, 625 Fourth Avenue South, Minneapolis, Minnesota 55415

                  (b)      The types of policies and whether individual or group policies

                           Flexible premium variable life insurance policies

                  (c)      The types of risks insured and excluded

                           The Contracts are issued to provide  protection against economic loss when the insured
                           dies.  The  Contract   provides  a  death  benefit  which  is  payable  to  the  named
                           beneficiary   whenever  the  Insured  dies.  See  the  answer  to  Item  10(i)  for  a description of how the amount of the Death Benefit payable is determined.

                           AAL  assumes  the risk  that  the  deductions  made for  mortality  risks  will  prove
                           inadequate  to  cover  actual   mortality  costs.  AAL  also  assumes  the  risk  that
                           deductions for expenses may be inadequate.

                  (d)      The coverage of the policies

                           See the answers to Items 10(i) and 51(c).

                  (e)      The  beneficiaries  of such  policies  and the uses to which the  proceeds of policies must be put

                           A  Beneficiary  is any person  named on AAL's  records to receive  insurance  proceeds after the Insured  dies.  The  applicant  names the  Beneficiary  when  applying for a
                           Contract.  There may be  different  classes of  Beneficiaries,  which set the order of payment.  There more than one Beneficiary in a class.

                           The  Beneficiary  may be changed  during the Insured's  lifetime by Written  Notice to
                           AAL. If no  beneficiary  is living when the Insured  dies,  the Death  Benefit will be paid to the Insured's estate.

                           There is no restriction on the use of payments under the Contracts.

                  (f)      The terms and manner of cancellation and of reinstatement

                           See the answer to Item 10(e).

                  (g)      The method of determining the amount of premiums to be paid by holders of securities

                           See the  answers to Items 13(a) and 13(d) for the amount of charges  imposed.  See the answers  to Items  10(c),  10(i)  and 44(c) for the  manner  in which the  premium  is determined.
                  (h)      The amount of aggregate  premiums paid to the insurance company during the last fiscal year

                           Sale of the Contracts has not yet commenced.

                  (i)      Whether  any  person  other  than  the  insurance  company  receives  any part of such premiums,  the name of each such  person and the amounts  involved,  and the nature of the services rendered therefor.

                           No person other than AAL receives any part of the amounts  deducted for  assumption of mortality and expense risks.

                  (j)      The  substance of any other  material  provisions of any indenture or agreement of the trust relating to insurance.

                           None.

VII.     POLICY OF REGISTRANT

         52.      (a)      Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from the assets of the trust or must or may be replaced by other portfolio securities.  If an investment adviser or other person is to be employed in connection with such election, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services.  If any particular person is not designated in the indenture or agreement describe briefly the method of selection of such person.

                           See the answers to Items 10(g) and 10(h).

                  (b)      Furnish information with respect to each transaction  involving the elimination of any underlying  security  during the  period  covered by the  financial  statements  filed herewith.

                           No eliminations of any underlying securities have yet been made.

                  (c)      Describe the policy of the trust with respect to the  substitution  and elimination of the underlying securities of the trust with respect to:

                           (1)      the grounds for elimination and substitution;

                           (2)      the type of securities which may be substituted for any underlying security;

                           (3)      whether the  acquisition  of such  substituted  security or securities  would constitute the concentration of investment in a particular  industry or group of industries or would conform to a policy of  concentration of investment in a particular industry or group of industries;

                           (4)      whether  such  substituted  securities  may  be  the  securities  of  another investment company; and

                           (5)      the  substance  of  the  provisions  of  any  indenture  or  agreement  which authorize or restrict the policy of the registrant in this regard.

                           See the answers to Items 10(g) and 10(h).

                  (d)      Furnish a description of any policy  (exclusive of policies  covered by paragraphs (a)
                           and (b) herein) of the trust which is deemed a matter of fundamental  policy and which is elected to be treated as such.

                           None.

                  Regulated Investment Company

         53.      (a)      State the taxable status of the trust.

                           The Variable  Account is a segregated asset account and, as such, any tax attributable to the Variable  Account is taxed as a part of AAL.  However,  it accounts  separately for its income,  exclusion,  deduction,  assets,  reserves  and other  liabilities.  A diversified  segregated  asset  account  will not be taxed on the bulk of its earnings and  gains  since  its  basis  in  each  asset  in the  account  is  increased  by any
                           appreciation  in  value  and  decreased  by  any   depreciation   in  value.   (To  be
                           diversified,  the Variable Account must meet the diversified  investment  requirements imposed by Section 817(h) of the Internal Revenue Code of 1986.)

                           AAL does not  initially  expect  to incur  any  income  tax upon the  earnings  or the realized  capital  gains  attributable  to the  Variable  Account.  Based  upon  these expectations,  no charge is being made  currently to the Variable  Account for federal income taxes which may be  attributable  to the Variable  Account.  If,  however,  AAL determines  that it may incur such taxes,  it may assess a charge for those taxes from the Variable Account.

                           AAL may also incur state and local  taxes,  in addition to premium  taxes,  in several states.  At present,  these taxes are not significant,  so AAL is not currently making a charge for them.  If there is  material  change in state or local tax laws,  charges for such taxes, if any, attributable to the Variable Account maybe made.

                  (b)      State whether the trust qualified for the last taxable year as a regulated  investment company as defined in Section 851 of the Internal  Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

                           The Variable  Account has not  qualified and does not intend to qualify as a regulated investment company during the current taxable year.  See the answer to Item 53(a).

VIII.    FINANCIAL AND STATISTICAL INFORMATION

         54.      If the trust is not the issuer of periodic payment plan certificates  furnish  information with respect to each class or series of its securities.

                  Not applicable.

         55.      If the  trust  is  the  issuer  of  periodic  payment  plan  certificates,  a  transcript  of a hypothetical  account shall be filed in  approximately  the following  form on the basis of the certificate  calling  for  the  smallest  amount  of  payments.  The  schedule  shall  cover  a certificate of the type currently  being sold assuming that such  certificate  had been sold at a date  approximately  ten years prior to the date of registration  or at the approximate  date of organization of the trust.

                  No Contracts have yet been issued.

         56.      If the trust is the issuer of  periodic  payment  plan  certificates,  furnish by years for the period  covered by the financial  statements  filed  herewith in respect to  certificates  sold during such period,  the following  information  for each fully paid type and each  installment payment type of periodic payment plan certificate currently being issued by the trust.

                  No Contracts have yet been issued.

         57.      If the trust is the issuer of  periodic  payment  plan  certificates,  furnish by years for the period covered by the financial  statements  filed herewith the following  information for each installment  payment type of periodic  payment plan  certificate  currently being issued by the trust.

                  No Contracts have yet been issued.

         58.      If the trust is the  issuer of  periodic  payment  plan  certificates,  furnish  the  following
                  information  for  each   installment   payment  type  of  periodic   payment  plan  certificate
                  outstanding as at the latest practicable date.

                  No Contracts have yet been issued.

         59.      Financial Statements:

                  Financial Statements of the Trust

                  None.

                  Financial Statements of the Depositor

                  Financial  statements  of LB  will  be  supplied  by  amendment  to  Registrant's  Registration
                  Statement on Form S-6, and will be incorporated herein by reference.

IX.      EXHIBITS

         A.       (1)      Resolutions of Board of Directors of LB establishing the Variable Account. (2)

                  (2)      Not applicable.

                  (3)      (a)      Form of Distribution Agreement among LBSC and AAL.(4)

                           (b)      Form of Agreement  between LBSC and General Agent with respect to the sale of the Contracts.(2)

                           (c)      Form of Agreement between LBSC and Registered  Representative with respect to the sale of the Contracts.(2)

                           (d)      Schedules of sales commissions.(2)

                  (4)      Not Applicable.

                  (5)      (a)      Form of Contract.(1)(2)

                           (b)      Available Contract riders.(1)(2)

                  (6)      Articles of Incorporation and Bylaws of  AAL.(3)

                  (7)      Not applicable.

                  (8)      See Exhibit A. (3) (a).       (2)

                  (9)      Not applicable.

                  (10)     Contract Application Form. (2)

-----------------

(1) Incorporated by reference from post-effective amendment No. 5 to the registration statement on Form S-6 of
LB Variable Insurance Account I, Registration No. 33-72386, filed on February 28, 1997.

(2)  Incorporated by reference from post-effective amendment No. 7 to the registration statement on Form S-6 of
LB Variable Insurance Account I, Registration No. 33-72386, filed  on April 29, 1998.

(3)  Incorporated by reference from post effective amendment No. 8 to the registration statement on Form N-4 of
AAL Variable Annuity Account I, Registration No. 33-82054, filed on April 20, 2000.

(4)  Incorporated by reference from Registrant's Registration Statement on Form S-6 filed concurrently herewith.

                                                    SIGNATURE

Pursuant to the  requirements  of the Investment  Company Act of 1940, the depositor of the Registrant has caused this  Registration  Statement to be duly signed on behalf of the Registrant in the City of Minneapolis  and State
of Minnesota on the 2nd day of January, 2002.

                                                        LB VARIABLE INSURANCE ACCOUNT I
                                                                 (Name of Registrant)

                                                            By AID ASSOCIATION FOR LUTHERANS
                                                                 (Name of Depositor)

                                                     By______________________________________
                                                        Bruce J. Nicholson, President and Chief
                                                        Executive Officer

Attest:

---------------------------------
John C. Bjork, Counsel